Alltel Corporation
One Allied Drive, Little Rock, Arkansas 72202

April 28, 2008

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:     Alltel Corporation
                      Form 10-K for the fiscal year ended December 31, 2007
                      Filed March 20, 2008
                      File No. 1-4996

Dear Mr. Spirgel:

In response to your letter dated April 15, 2008, I am submitting the accompanying responses to the comments set forth in your letter.  For comment 1, we have revised our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to address the Staff’s comment and have attached it to this letter for your review.  For comment 2, we have provided an additional explanation to address the Staff’s question.  For your convenience, we have restated each comment in its entirety with the response of Alltel Corporation (“Alltel” or the “Company”) following immediately thereafter.

We appreciate the continued assistance of your staff and look forward to discussing our responses with them at their earliest convenience.  Should you have any questions or need additional information relating to our responses, please contact me at (501) 905-2319 or Sue Mosley, our Controller, at (501) 905-4699.

Sincerely,

/s/ Sharilyn S. Gasaway

Sharilyn S. Gasaway
Executive Vice President – Chief Financial Officer

cc:           Mr. Andrew Mew, Senior Staff Accountant
Ms. Melisa Hauberk, Senior Staff Accountant

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page F-5

1.
Please refer to prior comment 1.  We continue to believe that it is inappropriate to present combined financial information, which does not reflect all relevant pro forma adjustments as required by Article 11 of Regulation S-X.  Instead, you should discuss your results of operations on a historical basis for each period presented.  If you determine that a supplemental discussion based on pro forma financial information is appropriate to enhance the historical discussion, such a discussion should be prepared for the years ended December 31, 2007 and 2006 in accordance with Article 11 of Regulation S-X.

Response

Alltel has revised its MD&A to include a comparison of the operating results of the Predecessor for the period January 1, 2007 to November 15, 2007 to the year ended December 31, 2006 and a comparison of the operating results for the years ended December 31, 2006 and 2005 to one another.  In addition, Alltel has included a freestanding discussion of its operating results for the Successor period of November 16, 2007 to December 31, 2007 focused on those factors that materially affected Alltel’s operating results in the Successor period and/or are expected to have a continuing significant impact on the Company’s future results of operations.  To supplement its discussion and analysis on a historical basis, the Company has also included a discussion comparing its operating results for the year ended December 31, 2007, prepared on a pro forma basis as if Alltel’s acquisition by Atlantis Holdings LLC (“Atlantis Holdings”) had occurred on January 1, 2007, to its operating results for the year ended December 31, 2006, prepared on a pro forma basis as if the Company’s acquisition by Atlantis Holdings had occurred on January 1, 2006.  Management believes that the inclusion of this supplemental pro forma information is helpful in highlighting annual operational trends affecting Alltel’s ongoing business operations.  Pursuant to our telephone conversation with the Staff on April 17, 2008, we have prepared the pro forma operating results for the years ended December 31, 2007 and 2006 using the different notional dates of January 1, 2007 and January 1, 2006 for the Company’s acquisition by Atlantis Holdings stated above, as opposed to using January 1, 2006 as the notional date for both periods.

The revised MD&A of Alltel has been included in this response letter as Attachment A.  Following the resolution of this comment, the Company will amend its Form 10-K for the year ended December 31, 2007 to include the revised MD&A.

Note 18.  Agreement to Lease Cell Site Towers, page F-85

2.
Please refer to prior comment 4.  It is unclear to us why you believe that you did not assume a legal performance obligation in connection with the leasing transaction with American Tower.  Since you maintained ownership of the towers and are leasing space on the towers through an operating lease, it is unclear to us why you do not have the obligation to continue to provide American Tower with the right to use these assets.  Explain your basis for your conclusion in more detail, including your consideration of Example 5 of EITF 01-3.

Response

We acknowledge that there are elements in Example 5 of Emerging Issues Task Force (“EITF”) in Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree,” that are applicable when compared to the terms of the existing agreement between Alltel and American Tower that was assumed by Atlantis Holdings in connection with the acquisition.  We also believe that there are additional contractual elements and cash flows that differ from the facts outlined in Example 5 of EITF 01-3. In the agreement between Alltel and American Tower there are various rights, obligations, and cash flows among and between Alltel and American Tower such that the agreement does not solely consist of the outright leasing of space on the towers for monies paid in advance by American Tower.  For example, as of the original contract date, Alltel has no continuing obligation to maintain the towers or reconstruct them if they are damaged or destroyed; Alltel has an ongoing commitment to make monthly payments to American Tower for maintenance and management of the towers; and American Tower has the option to purchase the towers at the end of the lease term as outlined in the agreement.  As a result of these differences, we did not initially consider Example 5 of EITF 01-3, and accordingly, our initial conclusion was that continued recognition of non-cash rental revenue in Alltel’s statement of operations would not be appropriate following its acquisition by Atlantis Holdings.

Upon further consideration, we acknowledge that Atlantis Holdings assumed an obligation to continue to grant American Tower the right to use these assets over the remaining term of the existing agreement.  Accordingly, Alltel reassessed all available information with respect to the acquired lease agreement.  In doing so, Alltel compared the terms and conditions of the existing agreement with American Tower over the remaining lease term with the estimated current market terms for tower rental arrangements at the acquisition date and concluded that Atlantis Holding assumed an unfavorable contract.  With the assistance of external valuation consultants, Alltel estimated the fair value of that unfavorable contract at the acquisition date to be approximately $50 million.  If the unfavorable contract would have been recorded as of the acquisition date, amortization of the unfavorable contract for the 45 day period ending December 31, 2007 in the amount of approximately $800,000 would have been recorded as a component of rental revenue.  Alltel believes that these amounts are immaterial to the Company’s financial position as of December 31, 2007 and its results of operations for both the 45 day period ending December 31, 2007 and the three month period ended March 31, 2008 and, as such, proposes recording the effects of the unfavorable contract in Alltel’s consolidated financial statements prospectively in the first quarter of 2008.

Attachment A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary
Alltel Corporation (“Alltel” or the “Company”) provides wireless voice and data communications services to approximately 12.8 million customers in 35 states.  Through roaming arrangements with other carriers, Alltel is able to offer its customers wireless services covering more than 95 percent of the U.S. population.  Alltel manages its wireless business as a single operating segment, wireless communications services.  As further discussed below, on November 16, 2007, Alltel was acquired by Atlantis Holdings LLC, a Delaware limited liability company (“Atlantis Holdings” or “Parent”) and an affiliate of private investment funds TPG Partners V, L.P. and GS Capital Partners VI Fund, L.P. (together the “Sponsors”).  The acquisition was completed through the merger of Atlantis Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and majority-owned subsidiary of Parent, with and into Alltel (the “Merger”), with Alltel surviving the merger as a privately-held, majority-owned subsidiary of Parent.  As a result of the Merger, Alltel’s outstanding common stock is owned by Atlantis Holdings, certain members of management and other key employees.  Alltel’s common stock is no longer registered with the Securities and Exchange Commission (“SEC”) and is no longer traded on a national securities exchange.

Although Alltel continues as the same legal entity after the Merger, Atlantis Holdings’ cost of acquiring Alltel has been pushed-down to establish a new accounting basis for Alltel.  Accordingly, the accompanying consolidated financial statements are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the consummation of the Merger.  The Predecessor and Successor periods have been separated by a vertical line on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.  The Company has prepared its discussion of the results of operations by comparing the results of operations of the Predecessor for the years ended December 31, 2006 and 2005 to the Predecessor period of January 1, 2007 to November 15, 2007.  A comparative discussion of the operating results of the Successor period of November 16, 2007 to December 31, 2007 has not been provided due to the lack of a comparable 2006 operating period for the Predecessor; however, Alltel has included a brief discussion of the factors that materially affected the Company’s operating results in the Successor period.  To supplement its discussion and analysis on a historical basis, Alltel has also included a discussion comparing its operating results for the years ended December 31, 2007 and 2006, prepared on a pro forma basis.  Management believes that the inclusion of this supplemental pro forma information is helpful in highlighting annual operational trends affecting Alltel’s ongoing business operations.

Among Alltel’s operating highlights for fiscal year 2007:

•
Revenues and sales, on a pro forma basis, increased 12 percent over 2006 driven by postpay customer growth, increased revenues derived from data services and additional Eligible Telecommunications Carrier (“ETC”) support.  On a pro forma basis, average monthly revenue per customer and monthly retail revenue per customer increased 3 percent year-over-year to $54.09 and $48.19, respectively, as the growth in data and ETC revenues discussed above was partially offset by decreases in voice revenues per customer.  Average revenue per customer for 2007 also reflected additional wholesale transport revenues earned from charging third parties, principally Windstream Corporation (“Windstream”), for use of Alltel’s fiber-optic network.

•
On a pro forma basis, gross customer additions were 3.6 million in 2007 and net customer additions were 961,000.  Excluding the effects of acquisitions and dispositions, the 3.6 million in gross customer additions in 2007 represented a 9 percent increase from a year ago, while the net customer additions of 966,000 represented a 51 percent increase from 2006.  On a pro forma basis, Alltel added 721,000 net postpay customers and 245,000 net prepaid customers during 2007.  The net gain in prepaid customers included the addition of 124,000 net customers in the fourth quarter of 2007, driven by continued success of Alltel’s “U” prepaid service offering, Alltel’s phone-in-the-box prepay service that is sold primarily through Wal-Mart and Target.  On a pro forma basis, postpay churn decreased 29 basis points from 2006 to 1.28 percent, while total churn, which includes prepay customer losses, declined 21 basis points year-over-year to 1.79 percent.

During 2008, Alltel expects to continue to launch new data applications and products and to expand its Evolution Data Optimized (“EV-DO”) coverage through additional capital expenditures directed toward network upgrades and build-out.  EV-DO technologies provide a broadband wireless environment capable of supporting multimedia features and services along with enhanced speed on currently offered applications.  During 2008, Alltel will continue to face significant challenges resulting from competition in the wireless industry and changes in the regulatory environment, including the effects of potential changes to the rules governing universal service and inter-carrier compensation.  In addressing these challenges, Alltel will continue to focus its efforts on improving customer service, enhancing the quality of its networks, expanding its product and service offerings, and conducting advocacy efforts in favor of governmental policies that will benefit Alltel’s business and its customers.

ACQUISITION OF ALLTEL BY TWO PRIVATE INVESTMENT FIRMS
On November 16, 2007, Alltel was acquired by Atlantis Holdings pursuant to the Agreement and Plan of Merger (the “Agreement”) dated May 20, 2007.  The acquisition was completed through the merger of Alltel with Merger Sub, with Alltel surviving the merger as a privately-held, majority-owned subsidiary of Atlantis Holdings.  Pursuant to the Agreement, at the effective time of the Merger, each outstanding share of $1.00 par value common stock of Alltel was cancelled and converted into the right to receive $71.50 in cash.  Similarly, pursuant to the Agreement, at the effective time of the Merger, each outstanding share of Series C $2.06 no par cumulative convertible preferred stock of Alltel and each outstanding share of Series D $2.25 no par cumulative convertible preferred stock of Alltel were cancelled and converted into the right to receive $523.22 and $481.37 in cash, respectively.  Immediately prior to the effective time of the Merger, all shares of Alltel restricted stock vested and were converted into the right to receive in cash the merger consideration of $71.50 per share.  In addition, all options to acquire shares of Alltel common stock vested immediately prior to the effective time of the Merger.  Holders of such options, unless otherwise agreed to by the holder and Parent, received in cash an amount equal to the excess, if any, of the merger consideration of $71.50 per share over the exercise price for each share of Alltel common stock subject to the option.  Concurrent with the consummation of the Merger, the Sponsors and their co-investors made equity contributions in cash of approximately $4.5 billion to fund a portion of the merger consideration paid to Alltel shareholders and holders of stock options and other equity awards.

Certain members of management also invested approximately $60.4 million in the common equity of Alltel either through the rollover of a portion of the Alltel common shares held by them prior to the Merger or through cash contributions made by them.  In addition, vested stock options with an intrinsic value of approximately $60.0 million at the date of the Merger were also rolled over by certain management employees.  The value of these rollover stock options will be recognized in Alltel’s consolidated financial statements when exercised.  (See Note 2 to the consolidated financial statements for additional information regarding the Merger.)

SPIN-OFF OF WIRELINE TELECOMMUNICATIONS BUSINESS
On July 17, 2006, Alltel completed the spin-off of its wireline telecommunications business to its stockholders and the merger of that wireline business with Valor Communications Group, Inc. (“Valor”).  Pursuant to the plan of distribution and immediately prior to the effective time of the merger with Valor described below, Alltel contributed all of the assets of its wireline telecommunications business to ALLTEL Holding Corp. (“Alltel Holding” or “Spinco”), a wholly-owned subsidiary of the Company, in exchange for: (i) the issuance to Alltel of Spinco common stock that was distributed on a pro rata basis to Alltel’s stockholders as a tax free stock dividend, (ii) the payment of a special dividend to Alltel in the amount of $2.3 billion and (iii) the distribution by Spinco to Alltel of certain Spinco debt securities, consisting of $1,746.0 million aggregate principal amount of 8.625 percent senior notes due 2016 (the “Spinco Securities”).  The Spinco Securities were issued at a discount, and, at the date of distribution to Alltel, the Spinco Securities had a carrying value of $1,703.2 million (par value of $1,746.0 million less discount of $42.8 million).  Alltel also transferred to Spinco $260.8 million of long-term debt that had been issued by the Company’s wireline subsidiaries.

Immediately after the consummation of the spin-off, Alltel Holding merged with and into Valor, with Valor continuing as the surviving corporation.  As a result of the merger, all of the issued and outstanding shares of Spinco common stock were converted into the right to receive an aggregate number of shares of common stock of Valor.  Valor issued in the aggregate approximately 403 million shares of common stock to Alltel stockholders pursuant to the merger, or 1.0339267 shares of Valor common stock for each share of Spinco common stock outstanding as of the effective time of the merger.  Upon completion of the merger, Alltel stockholders owned approximately 85 percent of the outstanding equity interests of the surviving corporation, Windstream, and the stockholders of Valor owned the remaining 15 percent of such equity interests.

As further discussed below, following the spin-off of the wireline business, Alltel completed a tax-free debt exchange in which Alltel transferred the Spinco Securities to two investment banks in exchange for approximately $1.7 billion of Alltel debt securities.  In addition, proceeds from the special cash dividend were used during 2006 to fund Alltel’s repurchase of approximately 28.5 million of its common shares at a total cost of $1,595.6 million and to fund a portion of the repurchase of $1.0 billion of long-term debt.

ACQUISITIONS COMPLETED DURING 2006 AND 2005
Alltel positioned its wireless business for future growth opportunities as a result of the Company’s October 3, 2006 acquisition of Midwest Wireless Holdings of Mankato, Minnesota (“Midwest Wireless”) for $1.083 billion in cash.  In connection with this acquisition, Alltel added approximately 433,000 wireless customers and expanded its wireless operations in Minnesota, Iowa and Wisconsin.  As a condition of receiving approval for this acquisition from the Federal Communications Commission (“FCC”) and the U.S. Department of Justice (“DOJ”), Alltel agreed to divest four rural markets in Minnesota.  On April 3, 2007, Alltel completed the sale of these markets to Rural Cellular Corporation (“Rural Cellular”).

During the second quarter of 2006, Alltel purchased for $218.2 million in cash wireless properties covering approximately 727,000 potential customers (“POPs”) in Illinois, Texas and Virginia.  On March 16, 2006, Alltel purchased from Palmetto MobileNet, L.P. (“Palmetto MobileNet”) for $456.3 million in cash the remaining ownership interests in ten wireless partnerships that cover approximately 2.3 million POPs in North and South Carolina.  Prior to this transaction, Alltel owned a 50 percent interest in each of the ten wireless partnerships.

On August 1, 2005, Alltel and Western Wireless completed the merger of Western Wireless with and into a wholly-owned subsidiary of Alltel.  In the merger, each share of Western Wireless common stock was exchanged for 0.535 shares of Alltel common stock and $9.25 in cash unless the shareholder made an all-cash election, in which case the shareholder received $40 in cash.  Western Wireless shareholders making an all-stock election were subject to proration and received approximately 0.539 shares of Alltel common stock and $9.18 in cash.  In the aggregate, Alltel issued approximately 54.3 million shares of stock valued at $3,430.4 million and paid approximately $933.4 million in cash.  Through its wholly-owned subsidiary that merged with Western Wireless, Alltel also assumed debt of approximately $2.1 billion.  As a result of the merger, Alltel added approximately 1.3 million domestic wireless customers in 19 midwestern and western states.  Alltel also added approximately 1.9 million international customers in eight countries.

As a condition of receiving approval for the merger from the DOJ and FCC, Alltel agreed to divest certain wireless operations of Western Wireless in 16 markets in Arkansas, Kansas and Nebraska, as well as the “Cellular One” brand.  On December 19, 2005, Alltel completed an exchange of wireless properties with United States Cellular Corporation (“U.S. Cellular”) that included a substantial portion of the divestiture requirements related to the merger.  In the exchange, Alltel acquired approximately 89,000 customers in two rural markets in Idaho and received $48.2 million in cash in exchange for 15 rural markets in Kansas and Nebraska owned by Western Wireless.  In December 2005, Alltel sold the Cellular One brand and in March 2006, Alltel completed the sale of the remaining market in Arkansas.  During 2005, Alltel completed the sale of Western Wireless’ international operations in the countries of Georgia, Ghana and Ireland for $570.3 million in cash, and during the second quarter of 2006, Alltel completed the sales of the Western Wireless international operations in the countries of Austria, Bolivia, Côte d’Ivoire, Haiti and Slovenia for approximately $1.7 billion in cash.  Accordingly, the acquired international operations and interests of Western Wireless and the domestic markets required to be divested by Alltel in Arkansas, Kansas, Minnesota and Nebraska have been classified as discontinued operations in the accompanying consolidated financial statements.

On April 15, 2005, Alltel and AT&T Mobility LLC (formerly known as Cingular Wireless LLC) (“AT&T”) exchanged certain wireless assets.  Under the terms of the agreement, Alltel acquired licenses, network assets and approximately 212,000 customers, in select markets in Kentucky, Oklahoma, Texas, Connecticut and Mississippi representing approximately 2.7 million POPs.  Alltel also acquired spectrum and network assets in Kansas and wireless spectrum in Georgia and Texas.  Alltel and AT&T also exchanged partnership interests, with AT&T receiving interests in markets in Kansas, Missouri and Texas, and Alltel receiving more ownership in majority-owned markets it managed in Michigan, Louisiana and Ohio. Alltel also paid AT&T approximately $153.0 million in cash.  In connection with this transaction, Alltel recorded a pretax gain of approximately $127.5 million in the second quarter of 2005 and an additional pretax gain of $30.5 million in the third quarter of 2005.  On February 28, 2005, Alltel purchased wireless properties, representing approximately 966,000 POPs in Alabama and Georgia, for $48.1 million in cash.  Through the completion of this transaction, Alltel added approximately 54,000 customers.  During 2005, Alltel also acquired additional ownership interests in wireless properties in Michigan, Ohio and Wisconsin in which the Company owned a majority interest.  In connection with these acquisitions, the Company paid $15.7 million in cash.

The accounts and results of operations of the acquired wireless properties discussed above are included in the accompanying consolidated financial statements from the date of acquisition.  (See Note 4 to the consolidated financial statements for additional information regarding these acquisitions.)

CUSTOMER AND OTHER OPERATING STATISTICS
(Thousands, except per customer amounts)	2007 (1)	2006 (1)	2006	2005
Customers	12,785.2	11,823.9	11,823.9	10,662.3
Average customers	12,253.8	11,120.8	11,120.8	9,550.8
Gross customer additions (a)	3,581.7	3,825.4	3,825.4	4,523.2
Net customer additions (a)	961.3	1,161.6	1,161.6	2,035.8
Market penetration	16.1%	15.0%	15.0%	14.0%
Postpay customer churn	1.28%	1.57%	1.57%	1.77%
Total churn	1.79%	2.00%	2.00%	2.17%
Retail minutes of use per customer per month (b)	730	634	634	597
Retail revenue per customer per month (c)	$48.19	$46.76	$47.02	$46.68
Average revenue per customer per month (d)	$54.09	$52.41	$52.68	$51.69

 (1)         Represents amounts on a pro forma basis.

   Notes:
(a)	Includes the effects of acquisitions and dispositions. Excludes reseller customers for all periods presented.

(b)	Represents the average monthly minutes that Alltel’s customers use on both the Company’s network and while roaming on other carriers’ networks.

(c)
Retail revenue per customer is calculated by dividing wireless retail revenues by average customers for the period.  A reconciliation of the revenues used in computing retail revenue per customer per month was as follows for the fiscal years ended December 31:

(Millions)	2007 (1)	2006 (1)	2006	2005
Service revenues	$7,953.2	$6,994.3	$7,029.8	$5,924.5
Less wholesale roaming revenues	(705.6)	(654.3)	(654.3)	(545.1)
Less wholesale transport revenues	(161.9)	(100.3)	(100.3)	(29.4)
Total retail revenues	$7,085.7	$6,239.7	$6,275.2	$5,350.0

    (1)     Represents amounts on a pro forma basis.

(d)	Average revenue per customer per month is calculated by dividing wireless service revenues by average customers for the period.

During 2007, on a pro forma basis, the total number of customers served by Alltel increased by nearly 1.0 million customers, or 8 percent.  Net customer additions for 2007 reflected the pending disposition of one of Alltel’s wireless markets pursuant to a definitive sales agreement signed on November 7, 2007.  Excluding the effects of the pending disposition, on a pro forma basis, Alltel added 721,000 net postpay customers and added 245,000 net prepaid customers during 2007.  The increase in net customer additions in 2007 was driven primarily by lower churn, as further discussed below, and continued growth in the “My Circle” service offering.  The Company’s “My Circle” offering enables Alltel customers, on select rate plans, to make and receive unlimited free calls to up to ten numbers connected to any wireless or wireline network, and add these phone numbers to their mobile-to-mobile service.  The net gain in prepaid customers included the addition of 124,000 net customers in the fourth quarter of 2007, driven by continued success of Alltel’s “U” prepaid service and seasonal growth from holiday-related sales.  Overall, the Company’s wireless market penetration rate (number of customers as a percent of the total population in Alltel’s service areas) increased to 16.1 percent as of December 31, 2007.

During 2006, on a historical basis, the total number of wireless customers served by Alltel increased by nearly 1.2 million customers, or 11 percent, compared to an increase in wireless customers of more than 2.0 million, or 24 percent, in 2005.  As previously discussed, during the fourth quarter of 2006, Alltel completed the acquisition of Midwest Wireless and during 2006 also acquired wireless properties in Illinois, Texas and Virginia.  The acquired properties accounted for approximately 561,000 of the overall increase in customers during 2006.  Net customer additions for 2006 also reflected the pending disposition of four rural markets in Minnesota that were required to be divested as a condition of Alltel receiving regulatory approval for its acquisition of Midwest Wireless previously discussed.  Excluding the effects of acquisitions and dispositions, Alltel added 379,000 net postpay customers and added 261,000 net prepaid customers during 2006.  The non-acquisition-related increase in net customer additions in

2006 was driven primarily by lower churn, as further discussed below, and growth in the “My Circle” service offering.  Acquired properties accounted for approximately 1.7 million of the overall increase in wireless customers during 2005.  As previously discussed, on August 1, 2005, Alltel completed the acquisition of Western Wireless.  During 2005, Alltel also exchanged certain wireless properties with AT&T and U.S. Cellular and purchased wireless properties in Alabama and Georgia.  Excluding the effects of acquisitions, Alltel added 344,000 net postpay wireless customers and 91,000 net prepaid customers during 2005.  The net gain in prepaid customers reflected the addition of 90,000 net customers in the fourth quarter of 2005, driven by significant success of Simple Freedom.  In the Western Wireless markets, net customer additions were 46,000, which included the addition of 25,000 customers resulting from conforming these markets to Alltel’s disconnect policies.  Conversely, in the markets acquired in Alabama, Georgia and from AT&T, the Company incurred net losses of 138,000 customers primarily due to transition issues, as further discussed below under “Integration Expenses, Restructuring and Other Charges”.

The level of customer growth for 2008 will be dependent upon the Company’s ability to attract new customers and retain existing customers in a highly competitive marketplace.  Alltel will continue to focus its efforts on sustaining value-added customer growth by improving service quality and customer satisfaction, managing its distribution channels and customer segments, offering attractively priced rate plans, launching new or enhanced product offerings, and selling additional services to existing customers.

Alltel continues to focus its efforts on lowering customer churn (average monthly rate of customer disconnects).  To improve customer retention, Alltel continues to upgrade its telecommunications network in order to offer expanded network coverage and quality and to provide enhanced service offerings to its customers.  Alltel offers its retail services on a network that is entirely Code Division Multiple Access (“CDMA”) and in select areas, the Company has deployed a Global System for Mobile Communications (“GSM”) network to support its wholesale roaming business.  Alltel believes that its improvements in customer service levels, digital network expansion, proactive retention efforts and the continued success of the “My Circle” offering contributed to the decrease in postpay customer churn in 2007 compared to the same period a year ago, on a pro forma basis.  Primarily due to improvements in postpay customer churn, as well as improvements in prepay churn rates, total churn also decreased in 2007 compared to 2006, on a pro forma basis.

On a pro forma basis, retail revenue per customer per month and average revenue per customer per month both increased slightly in 2007 compared to the same period a year ago, reflecting growth in data revenues and additional ETC support.  On a pro forma basis, retail revenue per customer increased from $46.76 in 2006 to $48.19 in 2007, while average revenue per customer per month increased from $52.41 in 2006 to $54.09 in 2007.  Average revenue per customer for 2007, on a pro forma basis, also reflected additional wholesale transport revenues earned from charging third parties, principally Windstream, for use of Alltel’s fiber-optic network.  Growth in both retail and average revenue per customer per month in 2007, on a pro forma basis, was affected by decreases in voice revenues per customer reflecting the effects of increased sales of family and prepay rate plans, a trend which Alltel expects to continue in 2008.  Accordingly, growth in service revenues and sustaining average revenue per customer per month in 2008 will depend upon Alltel’s ability to maintain market share in a competitive marketplace by adding new customers, retaining existing customers, increasing customer usage, and continuing to sell data services.

CONSOLIDATED RESULTS OF OPERATIONS
	Successor	Predecessor
	November 16 -	January 1 -	Year Ended
	December 31,	November 15,	December 31,
(Millions)	2007	2007	2006	2005
Revenues and sales:
Service revenues	$1,027.0	$6,957.3	$7,029.8	$5,924.5
Product sales	105.9	712.9	854.2	648.0
Total revenues and sales	1,132.9	7,670.2	7,884.0	6,572.5
Costs and expenses:
Cost of services	355.2	2,270.6	2,340.6	1,959.9
Cost of products sold	172.6	1,021.4	1,176.9	941.8
Selling, general, administrative and other	249.0	1,708.8	1,755.3	1,518.8
Depreciation and amortization	260.2	1,286.7	1,239.9	994.8
Integration expenses, restructuring and other charges	5.2	667.0	13.7	23.0
Total costs and expenses	1,042.2	6,954.5	6,526.4	5,438.3
Operating income (loss)	90.7	715.7	1,357.6	1,134.2
Non-operating income, net	21.2	50.7	97.5	121.5
Interest expense	(280.4)	(163.3)	(282.5)	(314.5)
Gain on exchange or disposal of assets and other	-	56.5	126.1	218.8
Income (loss) from continuing operations before income taxes	(168.5)	659.6	1,298.7	1,160.0
Income tax expense (benefit)	(64.5)	371.5	475.0	424.5
Income (loss) from continuing operations	(104.0)	288.1	823.7	735.5
Income (loss) from discontinued operations	0.6	(1.5)	305.7	603.3
Cumulative effect of accounting change	-	-	-	(7.4)
Net income (loss)	$(103.4)	$286.6	$1,129.4	$1,331.4

Successor Period of 2007
Because the fundamental operations of the Company did not change as a result of the Merger, there were no significant changes in the underlying trends affecting the Company’s results of operations during the Successor period November 16, 2007 to December 31, 2007, except for the following:

•
Selling, general, administrative and other operating expenses included incremental expenses of $3.9 million, representing the portion of the annual management fee accruable during the 45-day period plus out-of-pocket expenses payable in each case to affiliates of the Sponsors in exchange for consulting and management advisory services.  For fiscal year 2008, this expense is estimated to be approximately $30-$35 million.  See Note 2 to the consolidated financial statements for a further discussion of the management services agreement with the Sponsors.

•
Depreciation and amortization expense included approximately $79.0 million of incremental expense resulting from (1) the write-up in the carrying value of Alltel’s property, plant and equipment of $402.5 million in connection with the Merger; (2) the recognition of $3.65 billion of finite-lived intangible assets recognized in connection with the Merger, consisting of a customer list of $2,819.6 million, trademark and tradenames of $800.0 million, non-compete agreement of $30.0 million and roaming agreement of $4.0 million; and (3) the effects of using an accelerated amortization method for the customer list intangible asset.  Amortization expense for intangible assets subject to amortization is estimated to be approximately $732.7 million in 2008.  See Notes 2 and 5 to the consolidated financial statements for additional information regarding Alltel’s purchase price allocation and recognition of finite-lived intangible assets in connection with the Merger.

•
Integration expenses, restructuring and other charges included $5.2 million of incremental expenses related to the completion of the Merger, which included insurance premiums of $4.2 million to obtain retroactive indemnification coverage for departing directors and officers for events that occurred prior to the Merger and $1.0 million in employee retention bonuses.

•
Non-operating income, net included the receipt of $7.5 million of additional insurance proceeds received to offset expenses incurred by the Company in 2005 related to Hurricane Katrina and three other storms, as further discussed below.

•
Interest expense included incremental interest costs of approximately $257.4 million resulting from the significant increase in Alltel’s long-term debt balance following the completion of the Merger.  As further discussed under “Cash Flows from Financing Activities – Continuing Operations”, in conjunction with the Merger, the Company entered into a senior secured term loan facility in an aggregate principal amount of $14.0 billion and also entered into a $5.2 billion senior unsecured cash-pay term loan facility and a $2.5 billion senior unsecured Pay In-Kind (“PIK”) term loan facility that represented bridge financing (the “bridge facilities”).  All available amounts under these facilities were drawn at the date of the Merger to fund a portion of the merger consideration paid to Alltel shareholders and holders of stock options and other equity awards.  Alltel expects that the bridge facilities will be replaced either through the issuance of note securities or conversion into term loans on or before one year from the Merger date.  In December 2007, $1.0 billion of the senior unsecured PIK term loan facility was repaid upon the issuance of 10.375/11.125 percent senior unsecured PIK toggle notes due 2017.  Interest expense for 2008 is estimated to be approximately $2.0 billion.

The income tax benefit and net loss from continuing operations in the Successor period of 2007 reflected the loss before income taxes resulting from the significant increases in interest costs and depreciation and amortization expense following the completion of the Merger, as discussed above.

Predecessor Periods of 2007, 2006 and 2005
The following discussion and analysis compares the operating results of the Predecessor for the period January 1, 2007 to November 15, 2007 to the year ended December 31, 2006 and compares the operating results for the years ended December 31, 2006 and 2005 to one another.

Revenues and Sales
Total revenues and sales decreased 3 percent, or $213.8 million, and service revenues decreased 1 percent, or $72.5 million, in the period January 1, 2007 to November 15, 2007 compared to the annual period of 2006.  The decreases in both service revenues and total revenues and sales is directly attributable to comparing operating results for a 320-day period to one consisting of 365 days.  The unfavorable effects on service revenues and total revenues and sales due to the difference in the number of days of operations included in each period were partially offset by the additional revenues attributable to acquired properties, growth in revenues derived from data services and increased regulatory and other fee revenues.  The acquisitions of Midwest Wireless and other wireless properties in Illinois, Texas and Virginia completed in 2006 increased service revenues and total revenues and sales in the 10½ month period of 2007 by approximately $229.8 million and $237.3 million, respectively.  Services revenues in the period January 1, 2007 to November 15, 2007 also reflected growth in revenues derived from data services, including text and picture messaging and downloadable applications, such as music, games, ringtones, wall paper and other office applications.  During 2007, Alltel further increased demand for its wireless data services through the creation of voice and data bundle offerings which provide customers additional choices to utilize data services, as well as the launch of several new data service offerings including Axcess Ringbacks, Celltop, enhanced music services, and voicemail-to-text services.  Axcess Ringbacks allows a customer to switch out the usual ringing sound a caller hears with thousands of different song choices.  Celltop offers customers an easier way to access, manage and organize a wide range of information already available via their cell phone, while with the Company’s enhanced music services, customers may transfer music files from their personal computers to their wireless phone.  Compared to the annual period of 2006, revenues from data services increased $263.6 million in the 10½ month period of 2007, reflecting strong demand for these services.  Service revenues also included increased regulatory and other fee revenues of $38.1 million in the 10½ month period of 2007 compared to the annual period of 2006, primarily due to additional Universal Service Fund (“USF”) support received by Alltel due, in part, to an increase in the interstate safe-harbor percentage, effective October 1, 2006, and growth in postpay customer revenues eligible to receive USF support.  Additional USF revenues attributable to Alltel’s certification in 24 states as an ETC accounted for $16.1 million of the overall increase in regulatory and other fees in the 10½ month period of 2007.

In addition to the unfavorable effects on service revenues resulting from comparing operating results for a 320-day period to one consisting of 365 days, service revenues in the 10½ month period of 2007 also reflected lower wireless airtime and retail roaming revenues due to the continued effects of customers migrating to rate plans with a larger number of packaged minutes.  Such rate plans, for a flat monthly service fee, provide customers with a specified number of airtime minutes and include unlimited weekend, nighttime and mobile-to-mobile minutes at no extra charge.  Revenues attributable to early termination fees also declined in the 10½ month period of 2007 compared to the annual period of 2006, primarily due to improvements in customer churn rates, as previously discussed.

Service revenues increased $1,105.3 million, or 19 percent, in 2006 compared to 2005.  The acquisitions completed in 2006 combined with the effects of including a full year of revenues and sales for the markets acquired in 2005 from Western Wireless and AT&T previously discussed accounted for approximately $867.6 million of the overall increase in service revenues in 2006.  In addition to the effects of the acquisitions, service revenues increased due to non-acquisition-related growth in Alltel’s customer base and the corresponding increase in access revenues, which increased $75.5 million from 2005.  Revenues from data services increased 71 percent, or $163.5 million, in 2006 compared to 2005, reflecting strong demand for these services.  Service revenues also included increases in regulatory and other fees of $41.5 million compared to 2005 due to additional USF support received by Alltel reflecting an increase in the contribution factor, and additional revenues attributable to Alltel’s certification in 24 states as an ETC, which accounted for $38.1 million of the overall increase in regulatory fees in 2006.  Growth in revenues from the sale of wireless equipment protection plans also contributed to the growth in service revenues during 2006.  Revenues from these services increased $39.0 million in 2006 compared to 2005, reflecting continued demand for these plans.  Wholesale wireless revenues also increased $43.4 million in 2006 compared to 2005, primarily due to growth in CDMA minutes of use and additional transport revenues earned from charging third parties, principally Windstream, for use of Alltel’s fiber-optic network, partially offset by the effects of other carriers migrating traffic to their own networks.  Wholesale revenues also reflected the effects of migrating Sprint and AT&T roaming traffic to lower rates in exchange for long-term roaming agreements with each carrier, as well as migrating traffic in the former Western Wireless markets to Alltel’s roaming agreements and rates.  The above increases in service revenues in 2006 were partially offset by lower wireless airtime and retail roaming revenues.  Compared to 2005, wireless airtime and retail roaming revenues decreased $121.0 million in 2006, primarily due to the continued effects of customers migrating to rate plans with a larger number of packaged minutes, as discussed above.

Product sales decreased $141.3 million, or 17 percent, in the period January 1, 2007 to November 15, 2007 compared to the annual period of 2006.  The decrease in products sales in the 10½ month period of 2007 is primarily attributable to comparing operating results for a 320-day period to one consisting of 365 days.  The decrease in product sales in the 10½ month period of 2007 also reflected the effects of increased rebates offered to customers in connection with the sales of wireless handsets.  During 2007, Alltel expanded the number of wireless handset models eligible for rebates.  The reduction in product sales in the 10½ month period of 2007 attributable to rebates was partially offset by the effects of increased sales resulting from the overall growth in gross customer additions and from the wireless property acquisitions completed in 2006.  Product sales attributable to acquisitions increased $7.6 million in the 10½ month period of 2007 from 2006.

Compared to 2005, product sales increased $206.2 million, or 32 percent, in 2006, primarily driven by growth in non-acquisition-related gross customer additions, increased sales to resellers and other distributors and higher retail prices realized on the sale of wireless handsets that include advanced features, such as picture messaging, and that are capable of downloading games, entertainment content, weather and office applications.  In addition, the wireless property acquisitions previously discussed accounted for $36.4 million of the overall increase in product sales in 2006.

Costs and Expenses
Cost of services decreased $70.0 million, or 3 percent, in the period January 1, 2007 to November 15, 2007 compared to the annual period of 2006.  The decrease in cost of services in the 10½ month period of 2007 is directly attributable to comparing operating results for a 320-day period to one consisting of 365 days.  The favorable effects on cost of services due to the difference in the number of days of operations included in each period were partially offset by additional expenses attributable to acquired properties, increased payments to data content providers and higher USF fees.  The acquisitions of Midwest Wireless and other wireless properties in Illinois, Texas and Virginia completed in 2006 previously discussed increased cost of services in the 10½ month period of 2007 by approximately $65.2 million.  Compared to the annual period of 2006, payments to data content providers increased $20.3 million in the 10½ month period of 2007, consistent with the growth in revenues derived from data services discussed above.  Cost of services in the 10½ month period of 2007 also reflected higher USF fees of $31.5 million compared to the annual period of 2006, resulting from an increase in the safe-harbor percentage and the related growth in regulatory fee revenues discussed above.  In addition to the overall reduction in cost of services resulting from comparing expense levels for a 320-day period to a period consisting of 365 days, cost of services in the 10½ month period of 2007 also reflected reductions in bad debt expense and roaming expenses.  Bad debt expense decreased in the 10½ month period of 2007 primarily due to reduced write-offs resulting from improvements in the Company’s internal and third-party outsourcing collection efforts, while roaming expenses decreased due to lower negotiated per minute roaming rates.

Compared to 2005, cost of services increased $380.7 million, or 19 percent, in 2006.  The acquisitions accounted for $238.5 million of the overall increase in cost of services in 2006.  Compared to 2005, network-related costs increased $116.2 million in 2006, reflecting increased network traffic due to non-acquisition-related customer growth, increased minutes of use and expansion of network facilities.  Customer service expenses increased $27.4 million in 2006 compared to 2005, primarily due to additional costs incurred in connection with Alltel’s customer retention efforts.  Payments to data content providers increased $33.5 million in 2006 from the prior year, consistent with the growth in revenues derived from data services discussed above.  Cost of services in 2006 also reflected the absence of certain incremental costs incurred in 2005 related to Hurricane Katrina and three other storms and the adverse effects of a change in accounting for certain operating leases.  Cost of services for 2005 included $17.5 million of incremental hurricane-related costs consisting of increased long-distance and roaming expenses due to providing these services to affected customers at no charge for a three-month period, system maintenance costs to restore network facilities and additional losses from bad debts.  These incremental costs also included Company donations to support the hurricane relief efforts.  Cost of services for 2005 also included $19.7 million of incremental costs primarily related to a change in accounting for operating leases.  Certain of Alltel’s operating lease agreements for cell sites and for office and retail locations include scheduled rent escalations during the initial lease term and/or during succeeding optional renewal periods.  Prior to January 1, 2005, Alltel had not recognized the scheduled increases in rent expense on a straight-line basis in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases”, and Financial Accounting Standards Board (“FASB”) Technical Bulletin No. 85-3, “Accounting for Operating Leases with Scheduled Rent Increases”.  The effects of this change were not material to Alltel’s previously reported consolidated results of operations, financial position or cash flows.

Cost of products sold decreased $155.5 million, or 13 percent, in the period January 1, 2007 to November 15, 2007 compared to the annual period of 2006.  The decrease in cost of products sold in the 10½ month period of 2007 is directly attributable to comparing operating results for a 320-day period to one consisting of 365 days.  The favorable effects on cost of products sold due to the difference in the number of days of operations included in each period were partially offset by additional expenses attributable to acquired properties of $21.0 million.  Cost of products sold increased $235.1 million, or 25 percent, in 2006 compared to 2005.  The wireless property acquisitions previously discussed accounted for $100.9 million of the overall increase in cost of products sold in 2006.  In addition to the effects of acquisitions, the increase in cost of products sold in 2006 was consistent with the overall growth in product sales noted above and reflected the sales of higher-priced wireless handsets and increased sales to resellers and other distributors.

Selling, general, administrative and other operating expenses decreased $46.5 million, or 3 percent, in the period January 1, 2007 to November 15, 2007 compared to the annual period of 2006.  The decrease in these expenses in the 10½ month period of 2007 is directly attributable to comparing operating results for a 320-day period to one consisting of 365 days.  The favorable effects on selling, general, administrative and other expenses attributable to the difference in the number of days of operations included in each period were partially offset by additional expenses attributable to the acquired properties of $42.1 million.

Selling, general, administrative and other operating expenses increased $236.5 million, or 16 percent, in 2006 compared to 2005.  The acquisitions accounted for $203.0 million of the overall increase in selling, general, administrative and other expenses in 2006.  In addition to the effects of the acquisitions, selling, general, administrative and other operating expenses in 2006 also reflected increased commission costs of $24.7 million, consistent with the significant growth in gross customer additions that occurred in 2006.  Compared to 2005, selling, general, administrative and other expenses in 2006 also included increased advertising costs of $19.0 million primarily attributable to promoting the “My Circle” service offering, as well as the Company’s continued efforts to promote the Alltel brand.  Selling, general, administrative and other expenses in 2006 also reflected incremental stock-based compensation expense of $29.3 million primarily related to Alltel’s adoption of SFAS No. 123(R), “Share-Based Payment”, effective January 1, 2006, as more fully discussed in Note 3 to the consolidated financial statements.

In conjunction with the Merger, on November 15, 2007, the Company amended its supplemental executive retirement plan to provide for the termination of the plan and the lump-sum payout of the accrued retirement benefits to all participants on January 2, 2008.  As a result of this action, the Company incurred a curtailment charge of $118.6 million, which has been included in integration expenses, restructuring and other charges in the Predecessor period, as further discussed below.  Excluding the effects of the curtailment charge, pension expense decreased $0.5 million in the 10½ month period of 2007 and decreased $14.1 million in 2006, when compared to the prior year annual periods.  The decrease in pension expense in 2006 primarily reflected a reduction in service costs resulting from the cessation of future benefit accruals for certain employees.  In December 2005, Alltel amended its qualified defined benefit pension plan such that future benefit accruals for all eligible non-bargaining employees ceased as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005).  See “Pension Plans” below for an additional discussion of the factors affecting the Company’s annual pension costs, which, except for the curtailment charge noted above, are included in both cost of services and selling, general, administrative and other expenses.

Compared to the prior year annual periods, depreciation expense increased $71.3 million, or 7 percent, in the period January 1, 2007 to November 15, 2007 and $173.4 million, or 19 percent, in the annual period of 2006.  The increases in depreciation expense in both 2007 and 2006 reflected the effects of the wireless property acquisitions, which accounted for $31.0 million and $129.9 million of the overall increases in depreciation expense in the 10½ month period of 2007 and the annual period of 2006, respectively.  Additionally, growth in plant in service consistent with Alltel’s plans to expand and upgrade its network facilities also contributed to the overall increases in depreciation expense in both the 10½ month period of 2007 and the annual period of 2006.  In addition to the effects of acquisitions and growth in plant in service, the increase in depreciation expense in the 10½ month period of 2007 also reflected the effects of additional write-offs of $68.2 million identified as a result of system improvements in the Company’s fixed asset inventory processes and the effects of network replacement programs implemented in 2007.  In addition, a fourth quarter 2006 prospective change in the depreciable lives of certain operating equipment accounted for $31.4 million of the overall increase in depreciation expense in the 10½ month period of 2007.  The depreciable lives were shortened in response to the rapid pace of technological development and Alltel’s plans to expand and upgrade its network facilities with 1x-EVDO technology.  The increases in depreciation expense in the 10½ month period of 2007 attributable to the factors discussed above were partially offset by the effects of comparing operating results for a 320-day period to one consisting of 365 days.  Compared to the prior year annual period, amortization expense decreased $24.5 million in the 10½ month period of 2007 primarily due to the effects of comparing operating results for a 320-day period to one consisting of 365 days.  Conversely, amortization expense increased $71.7 million in 2006 compared to 2005 due to acquisitions and the adverse effects of using an accelerated amortization method for customer list intangible assets acquired in those acquisitions.

Integration Expenses, Restructuring and Other Charges
Integration expenses, restructuring and other charges recorded during the Predecessor period January 1, 2007 to November 15, 2007 were as follows:

(Millions)
Severance and employee benefit costs	$4.5
Rebranding and signage costs	5.4
Computer system conversion and other integration expenses	6.6
Lease termination costs	2.6
Merger-related expenses	647.9
Total integration expenses, restructuring and other charges	$667.0

During 2007, Alltel incurred $12.0 million of integration expenses related to its 2006 acquisitions of Midwest Wireless and properties in Illinois, Texas and Virginia.  The system conversion and other integration expenses primarily consisted of internal payroll, contracted services and other programming costs incurred in converting the acquired properties to Alltel’s customer billing and operational support systems, a process that the Company completed during the fourth quarter of 2007.  In connection with the closing of two call centers, Alltel also recorded severance and employee benefit costs of $4.5 million and lease termination fees of $2.6 million.

As previously discussed, on November 16, 2007, Alltel was acquired by two private investment firms.  In connection with the Merger, Alltel incurred during the Predecessor period $647.9 million of incremental costs, which included financial advisory, legal, accounting, regulatory filing, and other fees of $177.6 million, stock-based compensation expense of $63.8 million related to the accelerated vesting of employee stock option and restricted stock awards, a curtailment charge of $118.6 million resulting from the termination and payout of the supplemental executive retirement plan, and additional compensation-related costs of $287.9 million primarily related to change-in-control payments to certain executives, bonus payments and related payroll taxes.

Integration expenses, restructuring and other charges recorded during the year ended December 31, 2006 were as follows:

(Millions)
Rebranding and signage costs	$9.3
Computer system conversion and other integration expenses	4.4
Total integration expenses, restructuring and other charges	$13.7

During the fourth quarter of 2006, Alltel incurred $2.9 million of integration expenses related to its recent purchase of Midwest Wireless completed on October 3, 2006 and its acquisitions of wireless properties in Illinois, Texas and Virginia completed during the second quarter of 2006.  These expenses consisted of rebranding and signage costs of $1.0 million and computer system conversion and other integration expenses of $1.9 million.  In the first quarter of 2006, the Company incurred $10.8 million of integration expenses related to its acquisition of Western Wireless.  These expenses consisted of $8.3 million of rebranding and signage costs and $2.5 million of system conversion and other integration costs.  The system conversion and other integration expenses included internal payroll and employee benefit costs, contracted services, relocation expenses and other programming costs incurred in converting Western Wireless’ customer billing and operational support systems to Alltel’s internal systems, a process which was completed during March 2006.

The integration expenses, restructuring and other charges recorded during the year ended December 31, 2005 were as follows:

(Millions)
Computer system conversion and other integration expenses	$22.3
Relocation costs	0.7
Total integration expenses, restructuring and other charges	$23.0

In terms of the markets acquired in Alabama, Georgia and from AT&T, Alltel, as expected, experienced customer losses during 2005, which primarily resulted from transition issues, such as rebranding and deploying a CDMA network to replace the existing GSM/TDMA network in those markets, because Alltel’s use of the existing AT&T GSM/TDMA network was discontinued as of December 31, 2005.  By year-end 2005, the Company had completed deployment of a CDMA network in all of the acquired AT&T markets and transitioned the entire customer base to CDMA handsets.  In completing these integration efforts, Alltel incurred $18.5 million of integration expenses, primarily consisting of handset subsidies incurred to migrate the acquired customer base to CDMA handsets.

During 2005, Alltel also incurred $4.5 million of integration expenses related to its acquisition of Western Wireless, primarily consisting of computer system conversion and other integration costs.  These expenses included internal payroll and employee benefit costs, contracted services, relocation expenses and other programming costs incurred in converting Western Wireless’ customer billing and operational support systems to Alltel’s internal systems, a process which was completed during the first quarter of 2006, as discussed above.

The integration expenses, restructuring and other charges decreased net income $511.5 million in the 10½ month period of 2007, $8.4 million in 2006 and $14.0 million in 2005.

Compared to the annual prior year periods, operating income decreased $641.9 million, or 47 percent, in the period January 1, 2007 to November 15, 2007 and increased $223.4 million, or 20 percent, in the annual period of 2006.  The decrease in operating income in the 10½ month period of 2007 was primarily driven by costs associated with completion of the Merger, which are included in integration expenses, restructuring and other charges discussed above, and the unfavorable effects of comparing operating results for a 320-day period to one consisting of 365 days.  Operating income comparisons for the 10½ month period of 2007 and the annual period of 2006 reflected increases of $78.0 million and $141.3 million, respectively, due to the effects of the wireless property acquisitions.  In addition, operating income for 2006 reflected the non-acquisition-related growth in revenues and sales discussed above and the absence of certain incremental operating expenses incurred in 2005 consisting of $17.5 million associated with Hurricane Katrina and three other storms and $19.7 million of incremental costs associated with Alltel’s change in accounting for certain operating leases, as previously discussed.

Non-Operating Income, Net
	Predecessor
	January 1 -	Year Ended
	November 15,	December 31,
(Millions)	2007	2006	2005
Equity earnings in unconsolidated partnerships	$57.2	$60.1	$43.4
Minority interest in consolidated partnerships	(30.4)	(46.6)	(69.1)
Other income, net	23.9	84.0	147.2
Non-operating income, net	$50.7	$97.5	$121.5

As indicated in the table above, non-operating income, net decreased $46.8 million in the period January 1, 2007 to November 15, 2007 and $24.0 million in the annual period of 2006, when compared to the prior year annual periods.  The decreases in equity earnings in unconsolidated partnerships and minority interest expense in the 10½ month period of 2007 was primarily driven by the effects of comparing operating results for a 320-day period to one consisting of 365 days.  Minority interest expense in the 10½ month period of 2007 also reflected the effects of increased advertising, network-related, interconnection and data transport charges incurred by the majority-owned partnerships, consistent with the overall increases in these expenses.  Compared to 2005, the increase in equity earnings in unconsolidated partnerships in 2006 of $16.7 million primarily reflected improved operating results in those markets in which the Company owns a minority interest.  Minority interest expense decreased $22.5 million in 2006 compared to 2005 primarily due to the effects of Alltel’s acquisitions during the first quarter of 2006 of the remaining ownership interests in wireless properties in North Carolina and South Carolina.

Compared to the annual period of 2006, other income, net for the 10½ month period of 2007 reflected a reduction in interest income earned on the Company’s cash and short-term investments of $55.9 million, due to a significant decrease in Alltel’s average available cash on hand as a result of the repurchase of 22.0 million shares of Alltel common stock at a total cost of $1,360.3 million during 2007.  See “Cash Flows from Financing Activities – Continuing Operations” for further discussion of the share repurchase program.  Compared to 2005, other income, net for 2006 included additional tax-exempt interest income earned on the Company’s cash and short-term investments of $58.0 million, due to significant growth in Alltel’s available cash on hand following the spin-off of the wireline business and the sales of the international operations in the countries of Austria, Haiti and Bolivia.

Other income, net in 2005 included a special $10 per share cash dividend received on Alltel’s investment in Fidelity National Financial Inc. (“Fidelity National”) common stock.  As discussed below, during the second quarter of 2005, Alltel sold all of its shares of Fidelity National common stock.  Other income, net for 2005 also included $5.0 million of insurance proceeds received to offset expenses incurred by the Company related to Hurricane Katrina, as well as a $2.4 million gain on the sale of investments in certain limited partnerships.

Interest Expense
Interest expense decreased $119.2 million, or 42 percent in the period January 1, 2007 to November 15, 2007 and $32.0 million, or 10 percent, in the annual period of 2006, when compared to the prior year annual periods.  The decreases in both periods primarily reflected the favorable effects on interest costs resulting from a reduction in Alltel’s long-term debt balance of $2.9 billion that occurred subsequent to the completion of the wireline spin-off.  On August 25, 2006, Alltel repurchased prior to maturity $1.0 billion of long-term debt, and on July 17, 2006, Alltel completed a $1.7 billion tax-free debt exchange with two investment banks.  On November 1, 2006, Alltel also repaid, at maturity, a $186.3 million, 9.0 percent senior unsecured note.  Interest expense in the 10½ month period of 2007 also reflected the effects of comparing operating results for a 320-day period to one consisting of 365 days.  The decrease in interest expense in the annual period of 2006 attributable to the $2.9 billion debt reduction was partially offset by higher interest costs related to commercial paper borrowings, reflecting an increase in both the weighted average borrowings outstanding and applicable interest rates, when compared to the prior year.  Interest expense for 2006 was also affected by an increase in variable interest rates compared to 2005, the effects of which resulted in a year-over-year increase in interest costs of $17.3 million attributable to Alltel’s interest rate swap agreements.

Gain on Exchange or Disposal of Assets and Other
Through its merger with Western Wireless, Alltel acquired marketable equity securities.  On January 24, 2007, Alltel completed the sale of these securities for $188.7 million in cash and recorded a pretax gain from the sale of $56.5 million.  This transaction increased net income $36.8 million in the Predecessor period of 2007.

On August 25, 2006, Alltel repurchased prior to maturity $1.0 billion of long-term debt, consisting of $664.3 million of 4.656 percent equity unit notes due 2007, $61.0 million of 6.65 percent unsecured notes due 2008, $147.0 million of 7.60 percent unsecured notes due 2009 and $127.7 million of 8.00 percent notes due 2010 pursuant to cash tender offers announced by Alltel on July 31, 2006.  Concurrent with the debt repurchase, Alltel also terminated the related pay variable/receive fixed, interest rate swap agreement that had been designated as a fair value hedge against the 6.65 percent notes due 2008.  In connection with the early termination of the debt and interest rate swap agreement, Alltel incurred net pretax termination fees of $23.0 million.  Following the spin-off of the wireline business, Alltel completed a tax-free debt exchange with two investment banks.  On July 17, 2006, Alltel transferred to the investment banks the Spinco debt securities received in the spin-off transaction in exchange for certain Alltel debt securities, consisting of $988.5 million of outstanding commercial paper borrowings and $685.1 million of 4.656 percent equity unit notes due 2007.  In completing the tax-free debt exchange, Alltel incurred a loss of $27.5 million.  These transactions decreased net income $38.8 million in 2006.  On November 10, 2005, federal legislation was enacted that included provisions to dissolve and liquidate the assets of the Rural Telephone Bank (“RTB”).  In connection with the dissolution and liquidation, during April 2006, the RTB redeemed all outstanding shares of its Class C stock.  As a result, the Company received liquidating cash distributions of $198.7 million in exchange for its $22.1 million investment in RTB Class C stock and recognized a pretax gain of $176.6 million.  This transaction increased net income $107.6 million in 2006.

As previously discussed, on April 15, 2005, Alltel and AT&T exchanged certain wireless assets.  Primarily as a result of certain minority partners’ rights-of-first-refusal, three of the wireless partnership interests to be exchanged between Alltel and AT&T were not completed until July 29, 2005.  As a result of completing the exchange transactions, Alltel recorded pretax gains of $127.5 million in the second quarter of 2005 and $30.5 million in the third quarter of 2005.  On April 6, 2005, Alltel completed the sale of all of its shares of Fidelity National common stock for approximately $350.8 million and recognized a pretax gain of approximately $75.8 million.  Proceeds from the stock sale were used to fund a substantial portion of the cost to redeem, on April 8, 2005, all of the issued and outstanding 7.50 percent senior notes due March 1, 2006, representing an aggregate principal amount of $450.0 million.  Concurrent with the debt redemption, Alltel also terminated the related pay variable/receive fixed, interest rate swap agreement that had been designated as a fair value hedge against the $450.0 million senior notes.  In connection with the early termination of the debt and interest rate swap agreement, Alltel incurred net pretax termination fees of approximately $15.0 million.  These transactions increased net income $136.7 million in 2005.

Income Taxes
Income tax expense decreased $103.5 million, or 22 percent, in the period January 1, 2007 to November 15, 2007 and increased $50.5 million, or 12 percent, in the annual period of 2006, when compared to the prior year annual periods.  The decrease in the 10½ month period of 2007 was consistent with the overall decrease in the Company’s earnings before income taxes attributable to the merger-related expenses and the effects of comparing operating results for a 320-day period to one consisting of 365 days.  The effects on income tax expense attributable to lower earnings in the 10½ month period of 2007 were partially offset by a significant increase in Alltel’s effective income tax rate.  Alltel’s effective income tax rate increased to 56.3 percent for the 10½ month period of 2007, compared to 36.6 percent for the corresponding annual period of 2006.  The effective income tax rate in the 10½ month period of 2007 was adversely affected by the non-deductibility for both federal and state income tax purposes of approximately $350.2 million of the merger-related costs incurred by Alltel.  The effective income tax rate in the 10½ month period of 2007 also reflected lower tax benefits derived from tax-exempt interest income resulting from the reduction in Alltel’s average daily cash balance when compared to the annual period of 2006.  The adverse effects of these factors on Alltel’s effective income tax rate for the 10½ month period of 2007 were partially offset by a reduction in the Company’s income tax contingency reserves.  During the third quarter of 2007, Alltel recorded a reduction in its income tax contingency reserves to reflect the expiration of certain state statutes of limitations, the effects of which resulted in a decrease in income tax expense associated with continuing operations of $33.8 million.

The increase in income tax expense in 2006 was consistent with the overall growth in Alltel’s income before income taxes.  Income tax expense for 2006 was also adversely affected by the non-deductibility for both federal and state income tax purposes of the $27.5 million loss incurred by Alltel in connection with completing the debt exchange, partially offset by the increase in tax-exempt interest income discussed above under “Non-Operating Income, Net”, and the tax benefits associated with a fourth quarter 2006 adjustment to certain income tax liabilities including contingency reserves.  As more fully discussed in Note 14 to the consolidated financial statements, during the fourth quarter of 2006, Alltel entered into agreements with the Internal Revenue Service (“IRS”) to settle all of its tax liabilities related to its consolidated federal income tax returns for the fiscal years 1997 through 2003.  In conjunction with those settlements, the Company adjusted its income tax contingency reserves to reflect the IRS audit findings.  The adjustments to the income tax liabilities resulted in a reduction in income tax expense associated with continuing operations of $29.9 million.

The Company’s effective income tax rates were 36.6 percent in both 2006 and 2005.  The Company’s effective income tax rate in 2006 was favorably affected by tax benefits associated with the fourth quarter 2006 adjustment to Alltel’s income tax liabilities and the increase in tax-exempt interest income discussed above.  The effective income tax rate in 2006 was adversely affected by the non-deductibility for both federal and state income tax purposes of the $27.5 million loss incurred by Alltel in connection with completing the debt exchange.  In addition, the state income tax rate in 2005 also included the favorable effect on income tax expense resulting from the reversal of valuation allowances related to certain state net operating loss carryforwards and the favorable income tax treatment related to both the special cash dividend received from Fidelity National and the gain realized from the sale of the Fidelity National stock previously discussed.

For 2008, Alltel’s annual effective income tax rate is expected to range between 37.0 percent and 38.0 percent, absent the effects of any future significant or unusual items, such as the reversal of income tax contingency reserves.  On February 7, 2008, the Company reached an agreement with the IRS to settle all tax liabilities related to its consolidated federal income tax returns for the tax years 2004 and 2005.  In connection with this settlement, the Company paid additional taxes and interest of $7.5 million, the majority of which is the responsibility of Windstream pursuant to a tax sharing agreement signed in connection with the wireline spin-off.

Net Income from Continuing Operations
Net income from continuing operations decreased $535.6 million, or 65 percent, in the period January 1, 2007 to November 15, 2007 and increased $88.2 million, or 12 percent, in the annual period of 2006, when compared to the prior year annual periods.  The decrease in the 10½ month period of 2007 primarily reflected the adverse effects of the merger-related expenses, comparing operating results for a 320-day period to one consisting of 365 days, lower interest income and the significant increase from 2006 in the Company’s effective income tax rate discussed above.

The increase in net income in 2006 primarily reflected the growth in operating income, consistent with the increase in revenues and sales previously discussed, and lower interest costs. Net income from continuing operations in 2006 also reflected the absence of the special cash dividend received on the Fidelity National common stock, the effects of the debt termination charges incurred in connection with completing the debt exchange and cash tender offers, and when compared to 2005, a reduction in the amount of pretax gains realized from the sale or exchange of investments and other assets.

Discontinued Operations
On November 7, 2007, Alltel signed a definitive agreement to sell one of its wireless markets, including licenses, customers and network assets for cash.  Alltel expects to complete this sale during the first half of 2008.

As previously discussed, on July 17, 2006, Alltel completed the spin-off of its wireline telecommunications business to its stockholders and the merger of that wireline business with Valor.  In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the results of operations, assets, liabilities and cash flows of the wireline telecommunications business have been presented as discontinued operations for all periods presented.  As a condition of receiving approval from the DOJ and FCC for its acquisition of Midwest Wireless, Alltel agreed on September 7, 2006 to divest four rural markets in Minnesota.  During 2005, Alltel also agreed to divest certain wireless operations of Western Wireless in 16 markets in Arkansas, Kansas and Nebraska, as well as the “Cellular One” brand as a condition of receiving approval from the DOJ and FCC for the merger with Western Wireless.  On December 19, 2005, Alltel completed an exchange of wireless properties with U.S. Cellular that included a substantial portion of the divestiture requirements related to the Western Wireless merger.  In December 2005, Alltel sold the Cellular One brand and in March 2006, Alltel sold the remaining market in Arkansas.  During 2005, Alltel completed the sales of Western Wireless’ international operations in the countries of Georgia, Ghana and Ireland, and during the second quarter of 2006, Alltel completed the sales of the Western Wireless international operations in the countries of Austria, Bolivia, Côte d’Ivoire, Haiti and Slovenia.  The acquired international operations and interests of Western Wireless and the domestic markets in Arkansas, Kansas, Minnesota, and Nebraska required to be divested by Alltel have been classified as discontinued operations in the accompanying consolidated financial statements for all periods presented.

The table presented below includes certain summary income statement information related to the wireline business, international operations and the domestic markets to be divested that have been reflected as discontinued operations for the periods indicated:

	Successor	Predecessor
	November 16 -	January 1 -	Year Ended	Year Ended
	December 31,	November 15,	December 31,	December 31,
(Millions)	2007	2007	2006	2005
Revenues and sales	$0.4	$7.8	$1,839.3	$3,369.8
Operating expenses	0.6	14.1	1,290.5	2,325.4
Operating income (loss)	(0.2)	(6.3)	548.8	1,044.4
Minority interest in consolidated entities	-	-	(6.0)	(5.9)
Other income (expense), net	(0.1)	1.4	0.9	11.6
Interest expense	-	-	(9.1)	(19.4)
Loss on sale of discontinued operations	-	(0.2)	(14.8)	-
Income (loss) before income taxes	(0.3)	(5.1)	519.8	1,030.7
Income tax expense (benefit)	(0.9)	(3.6)	214.1	427.4
Income (loss) from discontinued operations	$0.6	$(1.5)	$305.7	$603.3

Operating expenses for the Predecessor period January 1, 2007 to November 15, 2007 included impairment charges totaling $4.7 million to reflect the fair value less cost to sell of the properties identified for disposition in the fourth quarter of 2007 and the third quarter of 2006 and resulted in write-downs in the carrying values of goodwill and customer list allocated to these properties.  Operating expenses for 2006 included an impairment charge of $30.5 million to reflect the fair value less cost to sell of the four rural markets in Minnesota required to be divested, and resulted in the write-down in the carrying values of goodwill and customer list allocated to these markets.  Depreciation of long-lived assets and amortization of finite-lived intangible assets related to the properties identified for disposition in 2007 was not recorded subsequent to November 7, 2007, the date of Alltel’s agreement to sell these properties.  Depreciation of long-lived assets and amortization of finite-lived intangible assets related to the four markets in Minnesota to be divested was not recorded subsequent to September 7, 2006, the date of Alltel’s agreement with the DOJ and FCC to divest these markets.  The depreciation of long-lived assets related to the international operations and the domestic markets in Arkansas, Kansas and Nebraska to be divested ceased as of August 1, 2005, the date of Alltel’s merger with Western Wireless.  The cessation of depreciation and amortization expense had the effect of reducing operating expenses by approximately $0.1 million for the Successor period November 16, 2007 to December 31, 2007, approximately $1.0 million for the Predecessor period January 1, 2007 to November 15, 2007, and approximately $26.9 million and $47.8 million for the years ended December 31, 2006 and 2005, respectively.  In connection with the sales of the international operations completed in the second quarter of 2006, Alltel recorded an after tax loss of $9.3 million.  There was no gain or loss realized upon the sales of the international operations in Georgia, Ghana and Ireland and the domestic markets in Arkansas, Kansas and Nebraska.  Income taxes for the Predecessor period January 1, 2007 to November 15, 2007 included an income tax benefit of $3.0 million resulting from a change in the estimate of tax benefits associated with transaction costs incurred in connection with the wireline spin-off and the reversal of income tax contingency reserves applicable to the sold financial services division due to the expiration of certain state statutes of limitations.  Income tax expense in 2006 reflected a tax benefit of $7.6 million due to the reversal of income tax contingency reserves attributable to the spun-off wireline business and sold financial services division.  (See Note 15 to the consolidated financial statements for additional information regarding the discontinued operations.)

Cumulative Effect of Accounting Change
During 2005, Alltel adopted FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”).  In evaluating the effects of FIN 47, Alltel determined that for certain buildings containing asbestos, the Company was legally obligated to remediate the asbestos if Alltel were to abandon, sell or otherwise dispose of the buildings.  In addition, for the former wireline operations acquired in Kentucky and Nebraska that were not subject to SFAS No. 71 “Accounting for the Effects of Certain Types of Regulation”, upon adoption of FIN 47, Alltel recorded a liability to reflect the legal obligation to properly dispose of chemically-treated telephone poles at the time they were removed from service.  In accordance with federal and state regulations, depreciation expense for Alltel’s former wireline operations that followed the accounting prescribed by SFAS No. 71 historically included an additional provision for cost of removal, and accordingly, the adoption of FIN 47 had no impact to these operations.  The cumulative effect of this change in 2005 resulted in a non-cash charge of $7.4 million, net of income tax benefit of $4.6 million, and was included in net income for the year ended December 31, 2005.

SUPPLEMENTAL PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated results of operations for the year ended December 31, 2007 assume that the Merger had occurred as of January 1, 2007.  Conversely, the unaudited pro forma consolidated results of operations for the year ended December 31, 2006 assume the Merger had occurred as of January 1, 2006.  The pro forma amounts represent Alltel’s historical operating results with appropriate adjustments that give effect to the significant increases in the Company’s finite-lived intangible assets and long-term debt levels following completion of the Merger and the corresponding effects on depreciation and amortization and interest expense.  The pro forma amounts do not include the effects of the Merger-related expenses incurred by Alltel, as more fully discussed in Note 11 to the consolidated financial statements.

The unaudited pro forma information should not be relied upon as necessarily being indicative of the operating results that would have been obtained if the Merger had been completed on either January 1, 2007 or 2006, nor the operating results that may be obtained in the future.  The pro forma adjustments are based upon the best information available and certain assumptions that management believes are reasonable under the circumstances.  A description of each of the pro forma adjustments is provided below.

	Successor	Predecessor			Pro Forma
	November 16 -	January 1 -			Year Ended
	December 31,	November 15,	Pro Forma		December 31,
(Millions)	2007	2007	Adjustments		2007
Revenues and sales:
Service revenues	$1,027.0	$6,957.3	$(31.1	)(a)	$7,953.2
Product sales	105.9	712.9	-		818.8
Total revenues and sales	1,132.9	7,670.2	(31.1)		8,772.0
Costs and expenses:
Cost of services	355.2	2,270.6	(1.4	)(a)	2,624.4
Cost of products sold	172.6	1,021.4	-		1,194.0
Selling, general, administrative and other	249.0	1,708.8	27.1	(b)	1,984.9
Depreciation and amortization	260.2	1,286.7	530.4	(c)	2,077.3
Integration expenses, restructuring and other charges	5.2	667.0	(653.1	)(d)	19.1
Total costs and expenses	1,042.2	6,954.5	(97.0)		7,899.7
Operating income	90.7	715.7	65.9		872.3
Non-operating income, net	21.2	50.7	-		71.9
Interest expense	(280.4)	(163.3)	(1,695.3	)(e)	(2,139.0)
Gain on exchange or disposal of assets and other	-	56.5	-		56.5
Income (loss) from continuing operations before income taxes	(168.5)	659.6	(1,629.4)		(1,138.3)
Income tax expense (benefit)	(64.5)	371.5	(770.1	)(f)	(463.1)
Income (loss) from continuing operations	$(104.0)	$288.1	$(859.3)		$(675.2)

	As Reported			Pro Forma
	Year Ended			Year Ended
	December 31,	Pro Forma		December 31,
(Millions)	2006	Adjustments		2006
Revenues and sales:
Service revenues	$7,029.8	$(35.5	)(a)	$6,994.3
Product sales	854.2	-		854.2
Total revenues and sales	7,884.0	(35.5)		7,848.5
Costs and expenses:
Cost of services	2,340.6	(1.6	)(a)	2,339.0
Cost of products sold	1,176.9	-		1,176.9
Selling, general, administrative and other	1,755.3	27.5	(b)	1,782.8
Depreciation and amortization	1,239.9	604.1	(c)	1,844.0
Integration expenses, restructuring and other charges	13.7	-		13.7
Total costs and expenses	6,526.4	630.0		7,156.4
Operating income	1,357.6	(665.5)		692.1
Non-operating income, net	97.5	-		97.5
Interest expense	(282.5)	(1,930.2	)(e)	(2,212.7)
Gain on exchange or disposal of assets and other	126.1	-		126.1
Income (loss) from continuing operations before income taxes	1,298.7	(2,595.7)		(1,297.0)
Income tax expense (benefit)	475.0	(1,009.7	)(f)	(534.7)
Income (loss) from continuing operations	$823.7	$(1,586.0)		$(762.3)

Pro Forma Adjustments:
(a)
This adjustment is to eliminate the non-cash rental income and amortization of deferred leasing costs related to Alltel’s agreement to lease cell site towers to American Tower Corporation (“American Tower”).  As further discussed in Note 18 to the consolidated financial statements, the remaining deferred rental income and deferred leasing costs were written-off in connection with the Merger.

(b)
This adjustment is to record the annual management fee and out-of-pocket expenses payable to affiliates of the Sponsors in exchange for consulting and management advisory services.  The annual management fee is equal to one percent of Alltel’s Consolidated EBITDA.  Of the total estimated annual fee of $30.9 million for the year ended December 31, 2007, $3.8 million had been recorded in the Successor period of 2007.

(c)
This adjustment is to reflect the incremental depreciation and amortization expense based on the fair value and useful lives of property, plant and equipment and identified, finite-lived intangible assets recorded by Alltel in connection with the Merger.  Amortization expense was estimated to be $742.6 million in both 2007 and 2006.  As a result of utilizing an accelerated amortization method (sum-of-the-years-digits) for the customer list intangible asset, amortization expense would be expected to decrease to $664.3 million in the second year subsequent to the completion of the Merger.  This reduction in amortization expense has not been reflected in the pro forma results of operations for the year ended December 31, 2007, because with respect to the pro forma financial information presented for 2007, the Merger was assumed to have occurred on January 1, 2007.  Alltel also recorded a write-up of $402.5 million in the carrying value of its property, plant and equipment to fair value.  See Notes 2 and 5 to the consolidated financial statements for additional information regarding Alltel’s purchase price allocation and recognition of finite-lived intangible assets in connection with the Merger.  A summary of the effects on the adjustments on depreciation and amortization expense are as follows:

	Year Ended	Year Ended
	December 31,	December 31,
(Millions)	2006	2007
Amortization expense related to finite-lived intangible assets	$742.6	$742.6
Incremental depreciation expense resulting from write-up in carrying value of property, plant and equipment to fair value	37.6	32.9
Less amortization expense recorded in the Successor period of 2007	-	(93.5)
Elimination of amortization expense associated with customer lists and roaming agreements recorded in prior acquisitions that were written-off as of the closing date of the Merger	(176.1)	(151.6)
Net increase in depreciation and amortization expense	$604.1	$530.4

Pro Forma Adjustments, Continued:
(d)
This adjustment is to eliminate the non-recurring expenses incurred by Alltel during 2007 related to the Merger.  See Note 11 to the consolidated financial statements for additional information regarding these expenses.  Of the total non-recurring expenses, $350.2 million are non-deductible for both federal and state income tax purposes. Accordingly, these expenses have been excluded in computing the related income tax effects of the pro forma adjustments discussed in Note (f) below.

(e)
This adjustment is to record (1) the estimated interest expense recognized on newly-issued debt; (2) the amortization of debt issuance costs capitalized associated with the newly-issued debt; (3) the elimination of interest expense related to certain long-term debt obligations of Alltel that were repaid immediately upon consummation of the Merger; (4) the elimination of the amortization of debt discount and debt issuance costs related to pre-existing debt of Alltel written off as of the closing date of the Merger; and (5) the amortization of the fair value adjustment to long-term debt.  As discussed in Notes 2 and 6, Alltel recorded fair value adjustments of $454.0 million to decrease the carrying value of $2.3 billion of existing long-term debt obligations assumed in the Merger.

The discount on long-term debt is being amortized as an increase to interest expense over the term of each related debt issue.  Amortization expense was estimated to be $30.1 million in both 2007 and 2006.

The weighted average interest rate for the newly issued debt was estimated to be 8.72 percent for 2007 and 2006, resulting in annual interest expense of $1,892.4 million.  For the variable rate senior secured term loan facility, a change in the weighted average interest rate of one-eighth of one percent would change annual interest expense by approximately $17.5 million and the pro forma net loss by approximately $10.7 million.  For purposes of preparing the unaudited pro forma consolidated financial information, Alltel has assumed that the interest accruing on the senior unsecured PIK toggle debt will be paid in cash when due.

Debt issuance costs of $462.9 million are being amortized over the life of the related debt.  Amortization expense was estimated to be $60.2 million in 2007 and 2006.

A summary of the effects of the adjustments on interest expense are as follows:

	Year Ended	Year Ended
	December 31,	December 31,
(Millions)	2006	2007
Estimated interest expense related to new debt	$1,892.4	$1,892.4
Amortization of debt issuance costs related to new debt	60.2	60.2
Increase in interest expense due to amortizing fair value adjustment	30.1	30.1
Less amounts included in the Successor period of 2007 related to new debt	-	(257.6)
Elimination of interest expense related to borrowings repaid at the closing of the Merger and write-off of debt discount and unamortized debt issuance costs	(52.5)	(29.8)
Net increase in interest expense	$1,930.2	$1,695.3

(f)	This adjustment is to reflect the tax effect of the pro forma adjustments described in Notes (a) through (e) above based on Alltel’s statutory tax rate of 38.9 percent.

The following discussion and analysis compares the pro forma results of operations for the year ended December 31, 2007 and 2006 to one another.  As the pro forma results of operations are not necessarily indicative of the Company’s operating results had the Merger been effective January 1, 2006 or January 1, 2007, this discussion is not a substitute for management’s discussion and analysis on a historical basis.

	Pro Forma
	Year Ended	Year Ended
	December 31,	December 31,
(Millions)	2007	2006
Revenues and sales:
Service revenues	$7,953.2	$6,994.3
Product sales	818.8	854.2
Total revenues and sales	8,772.0	7,848.5
Costs and expenses:
Cost of services	2,624.4	2,339.0
Cost of products sold	1,194.0	1,176.9
Selling, general, administrative and other	1,984.9	1,782.8
Depreciation and amortization	2,077.3	1,844.0
Integration expenses, restructuring and other charges	19.1	13.7
Total costs and expenses	7,899.7	7,156.4
Operating income	872.3	692.1
Non-operating income, net	71.9	97.5
Interest expense	(2,139.0)	(2,212.7)
Gain on exchange or disposal of assets and other	56.5	126.1
Loss from continuing operations before income taxes	(1,138.3)	(1,297.0)
Income tax benefit	(463.1)	(534.7)
Loss from continuing operations	$(675.2)	$(762.3)

Revenues and Sales
Total revenues and sales increased 12 percent, or $923.5 million, and service revenues increased by 14 percent, or $958.9 million, in 2007 compared to the prior year.  The acquisitions of Midwest Wireless and other wireless properties in Illinois, Texas and Virginia completed in 2006 previously discussed accounted for approximately $282.3 million and $293.0 million of the overall increases in service revenues and total revenues and sales in 2007, respectively.  In addition to the effects of the acquisitions, service revenues also reflected growth in access revenues, which increased $186.2 million in 2007 from the same period a year ago.  The increase in access revenues in 2007 was primarily driven by non-acquisition-related growth in Alltel’s postpay customer base and revenues derived from the Company’s “U” prepaid service offering.  Service revenues for 2007 also reflected growth in revenues derived from data services, including text and picture messaging and downloadable applications, such as music, games, ringtones, wall paper and other office applications.  Compared to 2006, revenues from data services increased $361.5 million, or 78 percent, in 2007, reflecting strong demand for these services.  Service revenues also included increased regulatory and other fee revenues of $117.2 million in 2007 compared to a year ago, primarily due to additional USF support received by Alltel due, in part, to an increase in the interstate safe-harbor percentage, effective October 1, 2006, and growth in postpay customer revenues eligible to receive USF support.  Growth in USF revenues attributable to Alltel’s certification in 24 states as an ETC accounted for $53.0 million of the overall increase in regulatory and other fees in 2007.  Revenues from the sale of equipment protection plans also increased $29.5 million in 2007 compared to 2006, reflecting customer growth and continued demand for these plans.  Compared to 2006, wholesale revenues increased $76.7 million, primarily due to growth in data roaming revenues and additional transport revenues earned from charging third parties, principally Windstream, for use of Alltel’s fiber-optic network.  Growth in wholesale revenues also included the effects of migrating Sprint and AT&T roaming traffic to lower rates in exchange for long-term roaming agreements signed with each carrier during the second quarter of 2006.  The above increase in service revenues in 2007 was partially offset by lower wireless airtime and retail roaming revenues.  Compared to 2006, wireless airtime and retail roaming revenues decreased $73.4 million in 2007, primarily due to the continued effects of customers migrating to rate plans with a larger number of packaged minutes.  Revenues attributable to early termination fees declined $21.6 million in 2007 compared to the prior year, primarily due to improvements in customer churn rates, as previously discussed.

Product sales decreased $35.4 million, or 4 percent, in 2007 compared to the prior year.  The decrease in product sales in 2007 primarily reflected the effects of increased rebates offered to customers in connection with the sales of wireless handsets.  During 2007, Alltel expanded the number of wireless handset models eligible for rebates.  The reduction in product sales in 2007 attributable to rebates was partially offset by the effects of increased sales resulting from the overall growth in gross customer additions and from acquisitions.  Product sales attributable to acquisitions increased $10.8 million in 2007 compared to the prior year.

Costs and Expenses
Cost of services increased $285.4 million, or 12 percent, in 2007 compared to the prior year.  The acquisitions accounted for $89.2 million of the overall increase in cost of services in 2007.  Cost of services also increased in 2007 due to increases in network-related costs and customer service expenses.  Compared to the prior year, network-related costs increased $108.7 million in 2007, reflecting increased network traffic due to non-acquisition-related customer growth, increased minutes of use and expansion of network facilities.  Cost of services for 2007 also reflected an increase in customer service expenses of $51.7 million, primarily reflecting additional costs associated with Alltel’s retention efforts focused on improving customer satisfaction and reducing postpay churn.  Compared to 2006, payments to data content providers increased $36.6 million in 2007, consistent with the growth in revenues derived from data services discussed above.  In addition, cost of services for 2007 increased $55.4 million from 2006 due to higher USF fees resulting from an increase in the safe-harbor percentage and the related growth in regulatory fee revenues discussed above.  The above increases in cost of services in 2007 were partially offset by decreases in bad debt expense and roaming expenses.  Compared to 2006, bad debt expense decreased $26.9 million in 2007 primarily due to reduced write-offs resulting from improvements in the Company’s internal and third-party outsourcing collection efforts.  Cost of services for 2007 also reflected a decrease in roaming expenses of $38.6 million from 2006 due to lower negotiated per minute roaming rates.

Cost of products sold increased $17.1 million, or 1 percent, in 2007 compared to the prior year.  The acquisitions previously discussed accounted for $27.8 million of the overall increase in cost of products sold in 2007.  Cost of products sold in 2007 also reflected a lower per unit cost for each handset sold compared to the prior year due to the effects of lower negotiated handset prices charged by vendors and an increase in vendor rebates.

Selling, general, administrative and other operating expenses increased $202.1 million, or 11 percent, in 2007 compared to the prior year.  The acquisitions accounted for $49.3 million of the overall increase in selling, general, administrative and other expenses in 2007.  In addition to the effects of the acquisitions, selling, general, administrative and other operating expenses in 2007 also reflected increased commission costs of $63.9 million compared to 2006, consistent with the growth in gross customer additions and higher commissions paid to agents, reflecting increased sales of data services and features and reduced charge-backs resulting from lower customer churn.  Compared to the prior year, selling, general, administrative and other expenses in 2007 also included increased advertising costs of $47.4 million, respectively, reflecting growth in television and national cable advertising directed at promoting Alltel brand awareness among consumers and the effects of an overall increase in advertising spending levels following the April 2006 launch of the “My Circle” offering.  Higher employee benefit costs and increased costs to provide and administer the Company’s wireless equipment protection plans also contributed to the increase in selling, general, administrative and other operating expenses in 2007.  Compared to 2006, employee benefit costs increased $14.8 million in 2007 and costs associated with providing and administering the wireless equipment protection plans increased $23.3 million in 2007, consistent with the growth in wireless equipment protection plan revenues previously discussed.

Depreciation expense increased $233.3 million, or 21 percent, in 2007 compared to the prior year.  The increase in depreciation expense in 2007 reflected the effects of the wireless property acquisitions, which accounted for $40.2 million of the overall increases in depreciation expense in 2007.  Additionally, growth in plant in service consistent with Alltel’s plans to expand and upgrade its network facilities also contributed to the overall increases in depreciation expense in both 2007.  In addition to the effects of acquisitions and growth in plant in service, the increase in depreciation expense in 2007 also reflected the effects of additional write-offs of $71.1 million identified as a result of system improvements in the Company’s fixed asset inventory processes and the effects of network replacement programs implemented in 2007.  In addition, a fourth quarter 2006 prospective change in the depreciable lives of certain operating equipment accounted for $35.2 million of the overall increase in depreciation expense in 2007.  The depreciable lives were shortened in response to the rapid pace of technological development and Alltel’s plans to expand and upgrade its network facilities with 1x-EVDO technology.

Primarily as a result of the growth in revenues and sales discussed above, operating income increased $180.2 million, or 26 percent, in 2007 compared to the prior year.   The acquisitions of Midwest Wireless and properties in Illinois, Texas and Virginia accounted for $86.4 million of the overall increase in operating income in 2007.  Operating income comparisons for 2007 were also favorably affected by the declines in bad debt and roaming expenses previously discussed, partially offset by the adverse effects of higher depreciation expense as discussed above.

Compared to 2006, non-operating income, net for 2007 reflected a reduction in interest income earned on the Company’s cash and short-term investments of $49.4 million, due to a significant decrease in Alltel’s average available cash on hand as a result of the repurchase of 22.0 million shares of Alltel common stock at a total cost of $1,360.3 million during 2007.  See “Cash Flows from Financing Activities – Continuing Operations” for further discussion of the share repurchase program.  Compared to 2006, non-operating income, net for 2007 included $7.5 million of additional insurance proceeds received to offset expenses incurred by the Company related to Hurricane Katrina, as previously discussed.

Interest expense decreased $73.7 million, or 3 percent, in 2007 compared to the prior year.  The decrease in interest expense primarily reflected the favorable effects on interest costs resulting from a reduction in Alltel’s long-term debt balance of $2.9 billion that occurred subsequent to the completion of the wireline spin-off.  As previously discussed, on August 25, 2006, Alltel repurchased prior to maturity $1.0 billion of long-term debt, and on July 17, 2006, the Company completed a $1.7 billion tax-free debt exchange with two investment banks.  In addition, on November 1, 2006, Alltel repaid, at maturity, a $186.3 million, 9.0 percent senior unsecured note.

Compared to 2006, the decreases in income tax benefit and net loss from continuing operations in 2007 was consistent with the overall improvement in the Company’s pretax operating results primarily driven by the growth in revenues and sales, partially offset by the effects of higher depreciation expense and lower pretax gains realized from the sale or exchange of other assets, when compared to 2006.

Regulatory Matters
Alltel is subject to regulation primarily by the FCC as a provider of Commercial Mobile Radio Services (“CMRS”).  The FCC’s regulatory oversight consists of ensuring that wireless service providers are complying with the Communications Act of 1934, as amended (the “Communications Act”), and the FCC’s regulations governing technical standards, outage reporting, spectrum usage, license requirements, market structure, universal service obligations, and consumer protection, including public safety issues like enhanced 911 emergency service (“E-911”) and the Communications Assistance for Law Enforcement Act (“CALEA”), accessibility requirements (including hearing aid capabilities), and environmental matters governing tower siting.  States are pre-empted under the Communications Act from regulatory oversight of wireless carriers’ market entry and retail rates, but they are entitled to address certain terms and conditions of service offered by wireless service providers.  The nation’s telecommunications laws continue to be reviewed with bills introduced in Congress, rulemaking proceedings pending at the FCC, and state regulatory and legislative initiatives, the effects of which could significantly impact Alltel’s wireless telecommunications business in the future.

Universal Service
To ensure affordable access to telecommunications services throughout the United States, the FCC and many state commissions administer universal service programs.  CMRS providers are required to contribute to the federal USF and are required to contribute to some state universal service funds.  The rules and methodology under which carriers contribute to the federal fund are the subject of an ongoing FCC rulemaking in which a change from the current interstate revenue-based system to some other system based upon line capacity or utilized numbers is being considered.  The safe-harbor percentage of a wireless carrier’s revenue subject to a federal universal service assessment is presently 37.1 percent.

CMRS providers, like Alltel, also are eligible to receive support from the federal USF if they obtain designation as an ETC.  CMRS provider ETCs receive support based upon the costs of the underlying incumbent local exchange carrier (“ILEC”) pursuant to the identical support rule.  The collection of USF fees and distribution of USF support are under continual review by federal and state legislative and regulatory bodies and are subject to audit by Universal Service Administration Corporation (“USAC”).  Certain of Alltel’s contributions to, and distributions from, the USF are the subject of on-going USAC audits.  The Company does not anticipate any material adverse findings resulting from these audits.

As a condition of the Merger, the FCC imposed an interim cap on the annual amount of USF support Alltel is entitled to receive as an ETC, measured as of June 30, 2007 on an annualized basis.  The interim cap is to remain in place until long-term USF reforms are adopted by the FCC addressing the appropriate distribution of support among ETCs or Alltel files and justifies support based upon its actual costs by providing specific quarterly cost data information that is measured against certain ILEC cost benchmarks.  Alltel would also have to agree to meet certain E-911 standards in advance of the current 2012 deadline in order to be relieved of the interim cap.

In considering long-term reform of the USF, the Federal-State Universal Service Joint Board (“Joint Board”) has recommended, among other things, to cap universal service support for all competitive eligible telecommunications carriers. The FCC is considering this recommendation and/or implementing other changes to the way USF is disbursed to program recipients.  Most recently the FCC issued three separate Notices of Proposed Rulemaking (“NPRM”) seeking comment on (i) the use of reverse auctions to determine the amount of USF support to provide to ETCs; (ii) the amount of support provided to competitive ETCs – tentatively rejecting the continued use of the identical support rule; and (iii) the previous recommendations of the Joint Board regarding support mechanisms for future focus on broadband services, traditional landline voice and mobility offerings under separate capped funds.  It is not possible to predict whether or when any of the NPRMs will be adopted.  It is also not possible at this time to predict the impact of the adoption of one or more of these recommendations on Alltel’s operations; however, implementation of some of the proposals could significantly affect the amount of USF the Company receives.

The Company is designated as an ETC and receives federal USF with respect to the following states: Alabama, Arkansas, California, Colorado, Florida, Georgia, Iowa, Kansas, Louisiana, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Mexico, North Carolina, North Dakota, South Dakota, Texas, Virginia, West Virginia, Wisconsin, and Wyoming. The Company also receives state universal service support for certain product offerings in Texas.

The Communications Act and FCC regulations require that universal service receipts be used to provision, maintain and upgrade the networks that provide the supported services.  Additionally, the Company accepted certain federal and state reporting requirements and other obligations as a condition of the ETC designations.  As of December 31, 2007, the Company believes that it is substantially compliant with the FCC regulations and with all of the federal and state reporting requirements and other obligations related to the receipt and collection of universal service support.

E-911
Wireless service providers are required by the FCC to provide E-911 in a two-phased approach.  In phase one, carriers must, within six months after receiving a request from a phase one enabled Public Safety Answering Point (“PSAP”), deliver both the caller’s number and the location of the cell site to the PSAP serving the geographic territory from which the E-911 call originated.  In phase two, carriers that have opted for a handset-based solution must determine the location of the caller within 50 meters for 67 percent of the originated calls and 150 meters for 95 percent of the originated calls and deploy Automatic Location Identification (“ALI”) capable handsets according to specified thresholds, culminating with a requirement that carriers reach a 95 percent deployment level of ALI capable handsets within their subscriber base by December 31, 2005.  ALI capability permits more accurate identification of the caller’s location by PSAPs.  Furthermore, on April 1, 2005, the FCC issued an order imposing an E-911 obligation to deliver ALI data on carriers providing only roaming services where the carrier maintained no retail presence in that market.  In the acquired Western Wireless properties, Alltel operates a CDMA network with Phase II E-911 capability for its customers and a GSM network without Phase II capability for roamers in the same geographic area.  Alltel believes that its multi-technology operations with Phase II CDMA capability is distinguishable from the carrier providing roaming only services specified in the April 1, 2005 order.

Alltel began selling ALI-capable handsets in June 2002 and had complied with each of the intermediate handset deployment thresholds under the FCC’s order or otherwise obtained short-term relief from the FCC to facilitate certain acquisitions.  On September 30, 2005, due to the slowing pace of customer migration to ALI-capable handsets and lower than FCC forecasted churn, Alltel filed a request with the FCC for a waiver of the December 31, 2005 requirement to achieve 95 percent penetration of ALI-capable phones.  The request included an explanation of the Company’s compliance efforts to date and the expected date when it would meet the 95 percent penetration rate of ALI-capable handsets, June 30, 2007.  A number of other wireless carriers, including large national carriers and CTIA-The Wireless Association (“CTIA”) on behalf of CMRS carriers in general, also sought relief from the 95 percent requirement.  On January 5, 2007, the FCC issued a number of orders denying certain of the waivers of the E-911 handset deployment requirement, including the waiver filed by the Company.  The FCC’s order imposed reporting requirements on the Company and referred the issue of the Company’s compliance with the rules to the FCC’s Enforcement Bureau for consideration of further action.  The Company sought reconsideration of the order denying its waiver and subsequently met the 95 percent standard in May 2007.  However, on August 30, 2007, the

FCC’s Enforcement Bureau issued a Notice of Apparent Liability for Forfeiture (“NAL”) against Alltel for its non-compliance with the 95 percent deployment deadline.  The fine proposed against the Company in the NAL of $1.0 million was paid in full by Alltel on October 1, 2007.

The FCC initiated a rulemaking in response to a petition for declaratory ruling seeking to specify the basis upon which CMRS carriers must measure the accuracy and reliability of the location data provided to PSAPs for E-911 Phase II service.  On September 11, 2007, the FCC adopted an order establishing new E-911 accuracy standards that require a carrier to meet the Phase II location accuracy standards within the geographic area served by individual PSAPs, and setting time benchmarks under which carriers must achieve Phase II location accuracy over progressively smaller geographic areas until individual PSAP level testing is met.  The FCC’s order remains subject to reconsideration and judicial appeal, the outcome of which cannot be foreseen by the Company.  Various carriers have sought stay of the FCC’s order, and the Company has supported those requests.  On March 12, 2008, the FCC issued a six-month stay of the initial E-911 accuracy compliance standards, extending the deadline for compliance to March 11, 2009.  If the FCC’s order is upheld upon judicial appeal, the Company believes that compliance will present significant challenges to the industry as a whole from both a financial and technical perspective.

CALEA
CALEA requires wireless and wireline carriers to ensure that their networks are capable of accommodating lawful intercept requests received from law enforcement agencies.  The FCC has imposed various obligations and compliance deadlines, including those for Voice Over Internet Protocol (“VOIP”) and Broadband Internet Access Services, with which Alltel has materially complied.  The FCC has under consideration a petition filed by law enforcement agencies alleging that the standards for packet data transmission for CDMA 2000 providers are deficient under CALEA.

Inter-carrier Compensation
Under the 96 Act and the FCC’s rules, CMRS providers are subject to certain requirements governing the exchange of telecommunications traffic with other carriers.  State public service commissions were granted jurisdiction to arbitrate disputes between CMRS providers and other carriers if they fail to reach agreement with respect to the rates and terms and conditions associated with the interconnection of their networks and exchange of telecommunications traffic.  The Company is in negotiation or arbitration with various carriers to establish the rates, terms and conditions of interconnection.  None of these are anticipated to significantly affect Alltel’s costs of providing service.  There is a pending rulemaking at the FCC addressing inter-carrier compensation, which could impact Alltel’s future costs to provide service; however it is not possible to predict whether or when that proceeding will conclude or what the result and impact will be.

Wireless Spectrum
Alltel holds FCC authorizations for Cellular Radiotelephone Service (“CRS”), Personal Communications Services (“PCS”), and paging services, as well as ancillary authorizations in the private radio and microwave services (collectively, the “FCC Licenses”).  Generally, FCC licenses are issued initially for 10-year terms and may be renewed for additional 10-year terms upon FCC approval of the renewal application.  The Company has routinely sought and been granted renewal of its FCC Licenses without contest and anticipates that future renewals of its FCC Licenses will be granted.  The FCC has eliminated the categorical limits on the amount of CMRS spectrum that a licensee may hold.  The FCC now evaluates acquisitions and mergers on a case-by-case basis to determine whether such transactions will result in excessive concentration of wireless spectrum in a market.  The FCC has recently increased the spectrum threshold for evaluating excessive concentration of wireless spectrum in the context of acquisitions and mergers to 95 MHz.

The FCC conducts proceedings and auctions through which additional spectrum is made available for the provision of wireless communications services, including broadband services.  In 2003, the FCC issued an order adopting rules that allow CMRS licensees to lease spectrum to others.  The FCC further streamlined its rules to facilitate spectrum leasing in a subsequent order issued in 2004.  The FCC’s spectrum leasing rules revise the standards for transfer of control and provide new options for the lease of spectrum to providers of new and existing wireless technologies.  The FCC decisions provide increased flexibility to wireless companies with regard to obtaining additional spectrum through leases and retaining spectrum acquired in conjunction with wireless company acquisitions.  The FCC completed the auction for Advanced Wireless Services (“AWS”) spectrum.  Alltel did not participate in the AWS spectrum auction, but the Company did file an application to participate in the 700 MHz auction.  On March 18, 2008, the FCC completed the auction for spectrum in the 700 MHz band.  Alltel did not obtain any licenses in 700 MHz auction and will be required to pay bid withdrawal payments, the amount of which is expected to be immaterial, as a result of withdrawing bids made by the Company during the course of its participation in the auction.

The FCC also continues to consider various uses of unlicensed spectrum and sharing of currently allocated spectrum between various users.  The FCC has, for example, instituted a rulemaking on the use of “white spaces” in the television spectrum on an unlicensed basis.

Customer Billing
The FCC requires CMRS carriers to ensure that the descriptions of line items on customer bills are clear and not misleading, and has declared that any representation of a discretionary item on a bill as a tax or government-mandated charge is misleading.  The Federal Court of Appeals for the Eleventh Circuit (“Eleventh Circuit Court”) has vacated an order of the FCC preempting states from requiring or prohibiting the use of line items on CMRS carriers’ bills and remanded the decision to the FCC for further proceedings.  In February 2007, two CMRS providers filed a petition for a writ of certiorari to the United States Supreme Court (“Supreme Court”), seeking review of the Eleventh Circuit Court’s decision, which has been denied.  The FCC is also considering additional CMRS billing regulations and state preemption issues including whether early termination fees constitute a rate, and consequently, are beyond a state’s regulatory jurisdiction.

Regulatory Treatment for Wireless Broadband
The FCC has determined that wireless broadband internet access services are information services under the Communications Act, and, as such, are subject to similar regulatory treatment as other broadband services such as fiber to the home, cable modem, Digital Subscriber Line (“DSL”), and broadband over power line services.  Certain interconnected broadband services, such as VOIP have been made subject to various FCC mandates including E-911, CALEA, Customer Proprietary Network Information (“CPNI”), contributions to the Telecommunications Relay Services, universal service contributions and access for the disabled, and will apply to Alltel to the extent it offers wireless VOIP services or should the FCC extend the various mandates to broadband services generally.  Further, the FCC has instituted an inquiry into whether regulatory intervention is necessary in the broadband market to ensure network neutrality, as well as inquiries into various open access requirements on wireless carriers both with regard to devices and applications.  At the same time, various public interest groups are urging the FCC to determine that text messaging services are subject to common carrier regulation, or in the alternative, to impose anti-discrimination regulation should text messaging be found to be an information service.

CMRS Roaming
The FCC concluded a rulemaking proceeding in which it examined the potential rules to be applied to automatic roaming relationships between carriers.  The FCC’s prior rules required only that manual roaming be provided by a carrier to any subscriber in good standing with his/her home market carrier.  Automatic roaming agreements, although common throughout the CMRS industry, are not currently mandated by the FCC.  The FCC’s new rules require automatic roaming agreements between carriers subject to certain limitations, but does not mandate price regulation.  The Company believes the FCC’s rules are generally consistent with its practice.  The new roaming regulations are subject to reconsideration requests which remain pending before the FCC.

Customer Proprietary Network Information (“CPNI”)
The FCC concluded its rulemaking governing the protection of customer information and call records, including the adequacy of security measures employed by carriers to protect certain customer information.  New FCC rules, which took effect on December 8, 2007, specify new notice and customer authentication requirements, as well as both certification requirements and limitations on the disclosure of CPNI to the carriers joint venture partners and contractors.  The new rules remain subject to judicial appeal and FCC reconsideration, as well as Office of Management and Budget (“OMB”) approval under the Paperwork Reduction Act.  While the Company has not been formally notified that the FCC has terminated its investigation of carrier practices to protect CPNI, the Company has received no further inquiries or notices from the FCC.

Analog Sunset
Under current FCC rules, carriers are no longer required to offer analog wireless services after February 2008.  This analog “sunset” rule was the subject of petitions seeking extension of the analog requirement beyond 2008, which were denied by the FCC by order dated June 15, 2007.  Alltel plans to migrate its customers and network in phases to all digital service after the sunset of the rule.

Warn Act/Emergency Alerts
On October 13, 2006, the Warn Act was signed into law, which provides that carriers may, within two years, voluntarily choose to provide emergency alerts as part of their service offerings under standards and protocols recommended by an advisory committee and adopted by the FCC.  The FCC convened the industry advisory committee required under the Warn Act to consider technical standards and operating protocols, which were approved by the committee on October 3, 2007.  The FCC has also initiated its formal rulemaking to adopt the technical requirements for the provision of emergency alerts under the Warn Act.  The rulemaking is pending before the FCC.

Katrina Panel Recommendations
On June 8, 2007, the FCC released an order directing the Public Safety and Homeland Security Bureau to implement several of the recommendations of the panel convened to study network outages in the wake of Hurricane Katrina.  The FCC also adopted rules requiring wireless communications providers to have emergency back-up power for cell sites as well as to conduct studies and submit reports on the redundancy and resiliency of their E-911 networks.  The rules regarding back-up power were reconsidered by the FCC in an order issued October 4, 2007, and no new rules will go into effect until the OMB approves the information collection requirements.  The back-up power requirement has also been appealed to the U.S. Court of Appeals for the D.C. Circuit (“D.C. Circuit Court”).  On February 28, 2008, the D.C. Circuit Court granted a motion to stay the effectiveness of the FCC's emergency back-up power rules, pending judicial review.  At this time, the Company is evaluating the impact of the new rules.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
	Successor	Predecessor
	November 16 -	January 1 -	Year Ended
	December 31,	November 15,	December 31,
(Millions)	2007	2007	2006	2005
Cash flows from (used in):
Operating activities from continuing operations	$(178.0)	$2,146.7	$1,490.2	$1,565.3
Investing activities from continuing operations	(25,241.9)	(665.0)	(2,693.6)	(1,636.9)
Financing activities from continuing operations	25,301.6	(1,515.9)	(3,184.8)	(748.3)
Discontinued operations	0.7	50.9	4,345.9	1,326.9
Effect of exchange rate changes	-	-	(5.9)	(1.8)
Change in cash and short-term investments	$(117.6)	$16.7	$(48.2)	$505.2

Cash Flows from Operating Activities – Continuing Operations
Cash used in operating activities during the Successor period of 2007 primarily reflected the payment of merger-related expenses and the effects of higher interest costs resulting from the issuance of $21.7 billion of additional long-term debt as further discussed below under “Cash Flows from Financing Activities – Continuing Operations”.  During the period January 1, 2007 to November 15, 2007 and for each of the years ended December 31, 2006 and 2005, cash provided from continuing operations was Alltel’s primary source of funds.  Cash provided from continuing operations in all three such periods reflected growth in earnings from the Company’s operations excluding the effects of merger-related costs, interest expense and income taxes.  In addition to earnings growth, cash flows from continuing operations in all three such periods also reflected changes in working capital requirements, including timing differences in the billing and collection of accounts receivables, purchases of inventory and the payment of trade payables, merger-related costs and taxes.  Cash provided from continuing operations in 2005 also included the receipt of the $111.0 million special dividend on the Company’s investment in Fidelity National common stock previously discussed.  During the Predecessor period of 2007, Alltel generated sufficient cash flows from continuing operations to fund its capital expenditure requirements and scheduled long-term debt payments as further discussed below.  The Company expects to generate sufficient cash flows from continuing operations to fund its operating requirements in 2008, although Alltel will incur substantially higher interest expense.

Cash Flows from Investing Activities – Continuing Operations
Capital Expenditures
Cash outlays for the acquisition of property, plant and equipment and for the purchase or development of internal use software continued to be Alltel’s primary use of capital resources.  Capital expenditures for property, plant and equipment were $192.3 million for the period November 16, 2007 to December 31, 2007, $860.6 million for the period January 1, 2007 to November 15, 2007 and $1,164.5 million and $949.0 million for the years ended December 31, 2006 and 2005, respectively.  Capital expenditures in each of the past three years were incurred to construct additional network facilities and to deploy 1xRTT data and 1x-EVDO technology.  During 2007, Alltel continued 1xRTT data deployments in its markets and attained total coverage of approximately 96 percent of its POPs by the end of the year.  In addition, the Company expanded its 1x-EVDO coverage into approximately 76 percent of its POPs by the end of 2007.  Capital expenditures for 2005 also included incremental spending by Alltel to deploy CDMA technology in the properties acquired from AT&T, as previously discussed.  During each of the past three years, Alltel funded substantially all of its capital expenditures through internally generated funds.  Investing activities also included outlays for capitalized software development costs, which were $4.2 million for the period November 16, 2007 to December 31, 2007, $29.1 million for the period January 1, 2007 to November 15, 2007 and $32.6 million and $43.1 million for the years ended December 31, 2006 and 2005, respectively.  Including capitalized software development costs, outlays for capital expenditures are expected to be approximately $950.0 million to $1,050.0 million for 2008 and will be funded primarily from internally generated funds.  Capital expenditures in 2008 will be primarily incurred for further deployment of digital wireless technology, including high-speed wireless data capabilities, in the Company’s existing markets.  The forecasted spending levels in 2008 are subject to revision depending on changes in future capital requirements of the Company’s business.

Acquisitions
As previously discussed, on November 16, 2007, Alltel was acquired by Atlantis Holdings.  Cash outlays to complete the Merger totaled $25,065.2 million and included payments made to Alltel shareholders and holders of stock options and other equity awards and cash expended for professional fees and other transaction-related costs.

Prior to the Merger, during 2007, Alltel acquired for $2.8 million in cash additional ownership interests in wireless properties in Arkansas and Michigan in which the Company owned a majority interest.  Alltel also acquired for $3.7 million in cash the remaining ownership interest in a wireless license covering a rural service area in New Mexico.  Cash outlays for the purchase of property, net of cash acquired in 2006 were $1,760.6 million, principally consisting of the cash outlay of $1,083.5 million to purchase Midwest Wireless and the purchase from Palmetto MobileNet of the remaining ownership interests in ten partnerships in North and South Carolina for $456.3 million in cash.  During 2006, Alltel also purchased for $220.8 million in cash wireless properties in Illinois, Texas and Virginia and acquired the remaining ownership interest in a wireless property in Wisconsin in which the Company owned a majority interest.  Cash outlays for the purchase of property, net of cash acquired in 2005 were $1,137.6 million, principally consisting of $920.8 million attributable to the Western Wireless merger, $153.0 million related to the exchange of wireless properties with AT&T and $48.1 million related to the purchase of wireless properties in Alabama and Georgia, as previously discussed.  In conjunction with the merger transaction with Western Wireless, Alltel paid $933.4 million in cash to the holders of Western Wireless common stock and in the transaction acquired cash of $12.6 million.  During 2005, Alltel also purchased for $15.7 million in cash additional ownership interests in wireless properties in Michigan, Ohio and Wisconsin in which the Company owned a majority interest.

Proceeds From Sales of Investments and Other Assets
Prior to the Merger, investing activities for 2007 included proceeds from the sale of investments of $188.7 million, consisting of the cash proceeds received from the sale of marketable securities acquired by Alltel through its merger with Western Wireless.  Investing activities for 2006 included proceeds from the sale of investments of $200.6 million, principally consisting of the liquidating cash distributions of $198.7 million received by Alltel in exchange for its $22.1 million investment in RTB Class C stock, as previously discussed.  Investing activities for 2005 included proceeds from the sale of investments of $353.9 million, principally consisting of $350.8 million received from the sale of Alltel’s investment in Fidelity National common stock previously discussed.  Cash flows from investing activities for 2005 also included proceeds of $84.4 million from the sale of assets.  As previously discussed, in connection with the wireless property exchange with U.S. Cellular, Alltel acquired two rural markets in Idaho and received $48.2 million in cash in exchange for 15 rural markets in Kansas and Nebraska formerly owned by Western Wireless.  In 2005, Alltel also received proceeds of $36.2 million in connection with the disposal of an office building.

Cash flows from investing activities also included proceeds from the return on investments of $13.8 million for the period November 16, 2007 to December 31, 2007, $43.5 million for the period January 1, 2007 to November 15, 2007 and $50.8 million and $36.8 million for the years ended December 31, 2006 and 2005, respectively.  These amounts primarily consisted of cash distributions received from Alltel’s wireless minority investments.  The growth in distributions received in 2006 was consistent with the improved operating results of these investments, as previously discussed.

Cash Flows from Financing Activities – Continuing Operations
Dividend Payments
Prior to the Merger, dividend payments represented a significant use of Alltel’s capital resources.  Common and preferred dividend payments amounted to $176.6 million for the period January 1, 2007 to November 15, 2007 compared to $513.1 million and $490.5 million for the years ended December 31, 2006 and 2005, respectively.  Dividend payments in 2007 reflected the reduction in Alltel’s annual dividend rate from $1.54 to $.50 per share following the completion of the wireline spin-off to Alltel’s shareholders on July 17, 2006.  As a privately-held company, Alltel does not expect to pay any cash dividends.

Issuances and Repayments of Long-Term Debt
Concurrent with the consummation of the Merger, Alltel Communications Inc. (“ACI”), a wholly-owned subsidiary of Alltel, entered into a senior secured term loan facility in an aggregate principal amount of $14.0 billion maturing 7.5 years from the closing of the date of the Merger, a six-year, senior secured revolving credit facility of $1.5 billion, and a delayed draw term loan facility with an additional borrowing capacity of $750.0 million maturing 7.5 years from the closing date of the Merger, available on a delayed-draw basis until the one-year anniversary of the closing date of the Merger for amounts paid, or committed to be paid, to purchase or otherwise acquire licenses and rights in the 700 MHz auction being conducted by the FCC.  At the closing of the Merger, ACI utilized the full capacity available under the senior secured term loan.  Through December 31, 2007, no amounts had been drawn under either the $1.5 billion senior secured revolving credit facility or the $750.0 million delayed draw term loan facility that was terminated as of April 3, 2008.  The Company will be required to pay equal quarterly installments in aggregate annual amounts equal to one percent of the original funded principal amount of the senior secured term loan facility, with the balance payable on May 15, 2015.

In connection with the Merger, ACI also entered into a $5.2 billion senior unsecured cash-pay term loan facility and a $2.5 billion senior unsecured PIK term loan facility that represented bridge financing.  At the closing of the Merger, ACI utilized all $7.7 billion available under the bridge facilities.  Alltel expects that the bridge facilities will be replaced either through the issuance of note securities or conversion into term loans on or before one year from the Merger date.  In December 2007, $1.0 billion of the senior unsecured PIK term loan facility was repaid upon the issuance of 10.375/11.125 percent senior unsecured PIK toggle notes due 2017.  Fees paid in connection with the issuance of the new debt totaling $462.9 million have been netted against the $21.7 billion proceeds within the consolidated statement of cash flows for the Successor period November 16, 2007 to December 31, 2007.  The credit agreements governing the new senior secured credit facilities and new senior unsecured credit facilities and the indenture governing the senior PIK toggle notes contain a number of restrictive covenants that restrict, among other things, Alltel’s ability to pay dividends. (See Note 6 to the consolidated financial statements for additional information regarding these new debt facilities).

Prior to the Merger, Alltel had a five-year, $1.5 billion unsecured line of credit under a revolving credit agreement and had also established a commercial paper program with a maximum borrowing capacity of $1.5 billion.  Under the commercial paper program, commercial paper borrowings were fully supported by the available borrowings under the revolving credit agreement.  Accordingly, before the completion of the Merger, the total amount outstanding under the commercial paper program and the indebtedness incurred under the revolving credit agreement could not exceed $1.5 billion.  Both of these credit facilities were cancelled immediately prior to closing of the Merger.  Alltel incurred no borrowings under the revolving credit agreement during the past three years.  During 2007, Alltel incurred commercial paper borrowings of $100.0 million to fund general corporate requirements.  During the third quarter of 2007, Alltel repaid all borrowings outstanding under its commercial paper program utilizing available cash on hand.  The commercial paper borrowings and related repayments have been presented on a net basis within the consolidated statement of cash flows for the period January 1, 2007 to November 15, 2007 because the original maturities were less than three months.  At December 31, 2006, no commercial paper borrowings were outstanding compared to $1.0 billion of borrowings outstanding at December 31, 2005.  During 2006, Alltel did not incur any additional borrowings under the commercial paper program.  As previously discussed, on July 17, 2006, Alltel exchanged $988.5 million of its outstanding commercial paper borrowings for debt securities issued to the Company by Spinco in connection with the spin-off of the wireline business.

In August 2006, the Company repaid the remaining $11.5 million of outstanding commercial paper borrowings with available cash on hand.  During 2005, the maximum amount of borrowings outstanding under the commercial paper program was $1,084.6 million, of which $1.0 billion remained outstanding at December 31, 2005.  Comparatively, there were no commercial paper borrowings outstanding at December 31, 2004.  The net increase in commercial paper borrowings from December 31, 2004 of $1.0 billion represented all of the long-term debt issued during 2005.  Commercial paper borrowings were incurred during 2005 primarily to finance a portion of the repayment of certain Western Wireless long-term debt obligations further discussed below and to fund the cash portion of the merger consideration.

Repayments of long-term debt were $1,457.8 million for the period November 16, 2007 to December 31, 2007, $36.9 million for the period January 1, 2007 to November 15, 2007 and $1,198.5 million and $2,655.7 million for the years ended December 31, 2006 and 2005, respectively.  As previously discussed, in December 2007, the Company repaid $1.0 billion of the senior unsecured PIK term loan facility with proceeds received from the issuance of the senior unsecured PIK toggle notes.  During the fourth quarter of 2007, in conjunction with the Merger, Alltel repurchased prior to maturity an aggregate principal amount of $389.3 million of long-term debt at a total cost of $422.8 million.  The long-term debt repurchased consisted of $39.0 million of 6.65 percent unsecured notes due 2008, $53.0 million of 7.60 percent unsecured notes due 2009 and $297.3 million of 8.00 percent notes due 2010.  Repayments of long-term debt in the Successor period of 2007 also included the first quarterly installment of $35.0 million due under the senior secured term loan.  Repayments of long-term debt in the Predecessor period of 2007 primarily consisted of the repayment of the remaining $35.6 million, 4.656 percent equity unit notes due May 17, 2007.  As discussed earlier, on August 25, 2006, Alltel repurchased prior to maturity $1.0 billion of long-term debt, consisting of $664.3 million of 4.656 percent equity unit notes due 2007, $61.0 million of 6.65 percent unsecured notes due 2008, $147.0 million of 7.60 percent unsecured notes due 2009 and $127.7 million of 8.00 percent notes due 2010 pursuant to cash tender offers.  During 2006, Alltel also repaid at maturity a $186.3 million, 9.0 percent senior unsecured note due November 1, 2006.  Except for the repayment of the senior unsecured PIK term loan facility previously discussed, the repayments of long-term debt in both 2007 and 2006 were funded by available cash on hand.  Repayments of long-term debt in 2005 primarily consisted of the repayment of approximately $2.0 billion of Western Wireless long-term debt obligations that had been assumed by Alltel in connection with the merger.  On the date of closing, Alltel repaid approximately $1.3 billion of term loans representing all borrowings outstanding under Western Wireless’ credit facility.  During 2005, Alltel also repurchased all $600.0 million of the issued and outstanding 9.25 percent senior notes due July 15, 2013 of Western Wireless senior notes at a total cost of $688.3 million.  The debt repayments were funded by cash on hand and borrowings under Alltel’s commercial paper program.  Repayments of long-term debt in 2005 also included the early redemption of $450.0 million of 7.50 percent senior notes due March 1, 2006 and the repayment, at maturity, of a $200.0 million, 6.75 percent senior unsecured note due September 15, 2005.

In connection with its acquisition of Western Wireless, Alltel assumed $115.0 million of 4.625 percent convertible subordinated notes due 2023 that were issued by Western Wireless in June 2003 (the “Western Wireless notes”). During 2006, an aggregate principal amount of $113.0 million of the Western Wireless notes were converted.  As a result of the conversion, Alltel issued 4.0 million shares of its common stock and paid approximately $67.6 million in cash to holders of the Western Wireless notes.  During December 2007, the remaining aggregate principal amount of $2.0 million of Western Wireless notes were converted into $7.3 million in cash.

Issuances and Repurchases of Common Stock
As previously discussed, concurrent with the consummation of the Merger, the Sponsors and their co-investors made equity contributions in cash of approximately $4.5 billion to fund a portion of the merger consideration paid to Alltel shareholders and holders of stock options and other equity awards.  Certain members of management also invested approximately $60.4 million in the common equity of Alltel consisting of cash contributions of $27.3 million and the rollover of a portion of the Alltel common shares held by them prior to the Merger valued at $33.1 million based on the merger consideration of $71.50 per share.  The total of the cash contributions of $4,506.9 million have been reported as proceeds from the issuance of common stock within the consolidated statement of cash flows for the Successor period November 16, 2007 to December 31, 2007.

Prior to the Merger, proceeds from the issuance of Alltel’s common stock amounted to $63.9 million for the period January 1, 2007 to November 15, 2007 compared to $216.0 million and $1,463.5 million for the years ended December 31, 2006 and 2005, respectively.  The proceeds primarily consisted of cash received from the exercise of stock options.  During 2005, proceeds from the issuance of common stock also included cash received from the settlement of the purchase contracts related to the Company’s equity units.  The purchase contract obligated the holder to purchase, and obligated Alltel to sell, on May 17, 2005, a variable number of newly-issued common shares of Alltel common stock for $50 per share.  Upon settlement of the contracts, the Company received proceeds of approximately $1,385.0 million and delivered approximately 24.5 million shares of Alltel common stock.

On January 19, 2006, Alltel’s Board of Directors authorized the Company to repurchase up to $3.0 billion of its outstanding common stock over a three-year period ending December 31, 2008.  Under this authorization, Alltel repurchased shares, from time to time, on the open market or in negotiated transactions, as circumstances warranted. Sources of funding stock repurchases included available cash on hand, operating cash flows and borrowings under the Company’s commercial paper program.  During the first half of 2007, Alltel repurchased 22.0 million of its common shares at a total cost of $1,360.3 million.  During the second half of 2006, Alltel repurchased 28.5 million of its common shares at a total cost of $1,595.6 million.

Other
Cash flows used in financing activities also included distributions to Alltel’s minority investors in wireless markets operated in partnership with other companies.  Cash payments to these minority investors were $11.2 million for the period November 16, 2007 to December 31, 2007, $31.8 million for the period January 1, 2007 to November 15, 2007 and $38.2 million and $65.6 million for the years ended December 31, 2006 and 2005, respectively.  The significant decrease in distributions in 2006 from 2005 primarily reflected Alltel’s acquisitions of partnership interests in wireless properties in North Carolina, South Carolina and Wisconsin previously discussed.  During the Successor period of 2007, Alltel also received $33.9 million in cash from the settlement of four interest rate swap agreements that were terminated in connection with the Merger.

Liquidity and Capital Resources
As described above, following the completion of the Merger, Alltel has a substantial amount of indebtedness and will incur significantly higher interest costs which will adversely affect the Company’s future operating results.  Alltel believes it has sufficient cash and short-term investments on hand ($833.3 million at December 31, 2007) and has adequate operating cash flows to finance its ongoing requirements, including capital expenditures and the payment of principal and interest related to its long-term debt obligations.  Additional sources of funding available to Alltel include additional borrowings of up to $1.5 billion available under the Company’s revolving credit agreement.

Alltel’s long-term credit ratings with Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Corporation (“Standard & Poor’s”) were as follows at December 31, 2007:

Description	Moody’s	Standard & Poor’s
Long-term debt credit rating	B2	B+
Outlook	Stable	Negative

Factors that could affect Alltel’s short and long-term credit ratings would include, but not be limited to, a material decline in the Company’s operating results and increased debt levels relative to operating cash flows resulting from future acquisitions or increased capital expenditure requirements.  If Alltel’s credit ratings were to be downgraded from current levels, the Company would incur higher interest costs on new borrowings, and the Company’s access to the public capital markets could be adversely affected.  A downgrade in Alltel’s current long-term credit ratings would not accelerate scheduled principal payments of Alltel’s existing long-term debt.

Covenant Compliance
The senior secured credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, payments and modifications of certain subordinated and other material indebtedness, liens and encumbrances, business and operations of Alltel and its direct, wholly-owned domestic subsidiaries and other matters customarily restricted in such agreements, in each case subject to certain exceptions.  In addition, the senior secured credit facilities require that Alltel maintain a consolidated senior secured debt to Consolidated EBITDA, or earnings before interest, taxes and depreciation and amortization expense, ratio (as that term is defined in the credit agreement governing the senior secured facilities) measured over a rolling four-quarter measurement period, which cannot exceed 6.75 to 1.00 for the first measurement period ending June 30, 2008.  The consolidated senior secured debt to Consolidated EBITDA ratio will decline over time until it reaches 5.75 to 1.00 for measurement periods beginning on or after September 30, 2012.

Presented below are calculations of EBITDA and Consolidated EBITDA.  Alltel has included this discussion of Consolidated EBITDA because covenants in ACI’s senior secured credit facilities contain ratios based on this measure, as discussed above.  Measurements of Consolidated EBITDA are based on the Company’s calculation of EBITDA (net income (loss), excluding the effects of discontinued operations and the cumulative effect of accounting changes, and before net interest expense, provision for income taxes and depreciation and amortization) adjusted to exclude unusual items, certain non-cash charges and items permitted in calculating covenant compliance under the indenture and the credit facilities.  Alltel believes that the application of these supplementary adjustments to EBITDA in determining Consolidated EBITDA are appropriate to provide additional information to investors to demonstrate compliance with its financing covenants.  If the Company’s Consolidated EBITDA were to decline below certain levels, covenants in the senior secured credit facilities that are based on Consolidated EBITDA, including the maximum senior secured leverage ratio covenant, may be violated and could cause, among other things, an inability to incur further indebtedness and in certain circumstances a default or mandatory prepayment of amounts outstanding under the senior secured term loan facility.  For the fiscal year ended December 31, 2007, the senior secured leverage ratio was 4.52 to 1.00.

EBITDA and Consolidated EBITDA are not measures calculated in accordance with GAAP and should not be considered a substitute for operating income (loss), net income (loss) or any other measure of financial performance reported in accordance with GAAP or as measures of operating cash flows or liquidity.  The presentation of EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of the Company’s results of operations or cash flows as reported under GAAP.  In particular, EBITDA and Consolidated EBITDA should not be viewed as a reliable indicator of Alltel’s ability to generate cash to service its debt obligations because certain of the items added to net income (loss) to determine EBITDA and Consolidated EBITDA involve outlays of cash.  As a result, actual cash available to service the Company’s debt obligations will be different from Consolidated EBITDA.  In addition to demonstrating compliance with its financing covenants, Alltel believes that the presentation of EBITDA and Consolidated EBITDA is helpful in highlighting operational trends because these measures exclude certain non-cash charges and other non-operating items that are not representative of the Company’s core business operations.

The following table provides the calculation of EBITDA and Consolidated EBITDA for the periods indicated:

	Pro Forma	Successor	Predecessor
	Year Ended	November 16 -	January 1 -	Year Ended
	December 31,	December 31,	November 15,	December 31,
(Millions)	2007	2007	2007	2006	2005
Net income (loss)	$(679.9)	$(103.4)	$286.6	$1,129.4	$1,331.4
Loss (income) from discontinued operations	0.9	(0.6)	1.5	(305.7)	(603.3)
Cumulative effect of accounting change	-	-	-	-	7.4
Income tax expense (benefit)	(459.3)	(64.5)	371.5	475.0	424.5
Interest expense, net of interest income	2,101.1	265.0	140.8	202.2	294.4
Depreciation and amortization expense	2,077.3	260.2	1,286.7	1,239.9	994.8
EBITDA	$3,040.1	$356.7	$2,087.1	$2,740.8	$2,449.2
Minority interest in consolidated partnerships	32.6	2.2	30.4	46.6	69.1
Equity earnings in unconsolidated partnerships, net of cash distributions received	(8.4)	5.7	(14.1)	(9.4)	(8.3)
Stock-based compensation expense, net of restricted shares surrendered for tax (a)	27.3	1.2	26.1	33.0	4.0
Integration expenses, restructuring and other charges (See Note 11)	19.1	5.2	667.0	13.7	23.0
Fidelity National special cash dividend (See Note 12)	-	-	-	-	(111.0)
Gain on exchange or disposal of assets and other (See Note 13)	(56.5)	-	(56.5)	(126.1)	(218.8)
Non-cash rental income, net of amortization of deferred leasing costs (b)	-	-	(29.7)	(33.9)	(33.9)
Other non-cash changes in expenses (c)	5.0	0.3	4.7	(3.5)	50.5
Management fee paid to Sponsors (d)	31.0	3.9	-	-	-
Pre-acquisition EBITDA for Western Wireless and Midwest Wireless (e)	-	-	-	91.5	243.2
Consolidated EBITDA	$3,090.2	$375.2	$2,715.0	$2,752.7	$2,467.0

Notes:
(a)
Excludes $63.8 million of expense resulting from the accelerated vesting of employee stock option and restricted stock awards in connection with the Merger.  This amount has been included in integration expenses, restructuring and other charges in the table above.

(b)
Represents non-cash rental income and amortization of deferred leasing costs related to Alltel’s agreement to lease cell site towers to American Tower.  As further discussed in Note 18 to the consolidated financial statements, the remaining deferred rental income and deferred leasing costs were written-off in connection with the Merger.

(c)
For 2005, this amount includes the effect of a change in accounting for operating leases with scheduled rent increases to recognize the scheduled increases in rent expense on a straight-line basis.  The effect of this change resulted in incremental rent expense of $19.7 million in 2005.  During 2005, Alltel also incurred $19.4 million of incremental costs related to hurricane Katrina and three other storms, consisting of increased long-distance and roaming expenses due to providing these services to affected customers at no charge, system maintenance costs to restore network facilities, additional losses from bad debts, and company donations to support the hurricane relief efforts.

(d)
Represents the annual management fee and out-of-pocket expenses payable to affiliates of the Sponsors in exchange for consulting and management advisory services.  The annual management fee is equal to one percent of Alltel’s Consolidated EBITDA, of which 0.1 percent is contributed to the Alltel Special Annual Bonus Plan and made available for payout as incentive compensation to certain management employees.

(e)
For 2005, represents the historical EBITDA of Western Wireless for the seven months ended July 31, 2005 assuming the acquisition of Western Wireless had occurred on January 1, 2005.  For 2006, represents the historical EBITDA of Midwest Wireless for the nine months ended September 30, 2006 assuming the acquisition of Midwest Wireless had occurred on January 1, 2006.

The senior secured credit facilities contain customary events of default, including without limitation, nonpayment of principal, interest or other amounts, violation of covenants, incorrectness of representations and warranties in any material respect, cross default and cross acceleration to material indebtedness, bankruptcy, judgments, events under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), failure of any guaranty or security document supporting the senior secured credit facilities to be in full force and effect, and a change of control as defined in the agreement governing the senior secured credit facilities, the Senior Toggle Notes or the senior unsecured interim facilities, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.  These events of default may allow for certain grace periods, materiality limitations and equity cure rights, if applicable.  Additionally, Alltel is required to observe certain customary reporting requirements and other affirmative covenants.  At December 31, 2007, the Company was in compliance with all of its debt covenants.

Pension Plans
Alltel maintains a qualified defined benefit pension plan, which covers substantially all employees.  In December 2005, the pension plan was amended such that future benefit accruals for all eligible non-bargaining employees ceased as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005).  Prior to the Merger, Alltel also maintained a supplemental executive retirement plan that provides unfunded, non-qualified supplemental retirement benefits to a select group of management employees.  In conjunction with the Merger, on November 15, 2007, the Company amended its supplemental executive retirement plan to provide for the termination of the plan and the lump-sum payout of the accrued retirement benefits to all participants on January 2, 2008.  In addition, Alltel has entered into individual retirement agreements with certain retired executives providing for unfunded supplemental pension benefits.  As further illustrated in Note 10 to the consolidated financial statements, total expense related to the Company’s pension plans was $133.4 million for 2007, $33.9 million in 2006 and $43.1 million in 2005.  Of the total pension expense recorded in each year, amounts allocated to discontinued operations were $20.0 million in 2006 and $15.1 million in 2005.  Pension expense for 2007 included a curtailment charge of $118.6 million related to the termination of the supplemental executive retirement plan previously discussed.

Alltel’s pension expense for 2008 is estimated to be approximately $2.6 million and was calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on qualified pension plan assets of 8.50 percent and a discount rate of 6.55 percent.  In developing the expected long-term rate of return assumption, Alltel evaluated historical investment performance, as well as input from its investment advisors.  Projected returns by such advisors were based on broad equity and bond indices.  The Company also considered the pension plan’s historical returns since 1975 of 10.9 percent.  Alltel’s expected long-term rate of return on qualified pension plan assets is based on a targeted asset allocation of 70 percent to equities, with an expected long-term rate of return of 10 percent, and 30 percent to fixed income assets, with an expected long-term rate of return of 5 percent.  As of December 31, 2007, the actual asset allocation of the qualified pension plan’s assets was 72.4 percent to equities, 25.9 percent to fixed income assets and 1.7 percent to money market funds.  The Company regularly reviews the actual asset allocation of its qualified pension plan and periodically re-balances its investments to achieve the targeted allocation.  Alltel continues to believe that an 8.5 percent long-term rate of return on its qualified pension plan assets is a reasonable assumption.  For the year ended December 31, 2007, the actual return on qualified pension plan assets was 7.3 percent.  Lowering the expected long-term rate of return on the qualified pension plan assets by 0.50 percent (from 8.50 percent to 8.00 percent) would result in an increase in pension expense of approximately $0.9 million in 2008.

In developing the discount rate assumption, the Company’s expected benefit payments are discounted from their expected payment date to the measurement date using the appropriate spot rate obtained from the Citigroup Pension Discount Curve, a publicly issued index.  The discount rate determined on this basis increased from 5.94 percent at December 31, 2006 to 6.55 percent at December 31, 2007.  Lowering the discount rate by 0.25 percent (from 6.55 percent to 6.30 percent) would result in an increase in pension expense of approximately $0.9 million in 2008.  Alltel will continue to evaluate its actuarial assumptions, including the expected rate of return, at least annually, and will adjust them as necessary.

Alltel does not expect that any contribution to the plan calculated in accordance with the minimum funding requirements of the ERISA will be required in 2008.  Future contributions to the plan will depend on various factors, including future investment performance, changes in future discount rates and changes in the demographics of the population participating in Alltel’s qualified pension plan.

Off-Balance Sheet Arrangements
The Company does not use securitization of trade receivables, affiliation with special purpose entities, variable interest entities or synthetic leases to finance its operations.  Additionally, the Company has not entered into any arrangement requiring Alltel to guarantee payment of third party debt or to fund losses of an unconsolidated special purpose entity.  As defined by the SEC’s rules and regulations, the Company is not a party to any material off-balance sheet arrangements.

Contractual Obligations and Commitments
Set forth below is a summary of Alltel’s material contractual obligations and commitments as of December 31, 2007:

	Payments Due by Period
	Less than	1-3	3-5	More than
(Millions)	1 Year	Years	Years	5 Years	Total
Long-term debt, including current maturities (a)	$140.1	$280.1	$1,080.0	$22,465.0	$23,965.2
Interest payments on long-term debt obligations (b)	1,949.1	3,857.9	3,817.6	6,933.4	16,558.0
Operating leases	190.1	261.6	121.3	159.7	732.7
Purchase obligations (c)	85.1	61.7	21.3	-	168.1
Site maintenance fees – cell sites (d)	34.9	75.2	82.9	170.3	363.3
Other long-term liabilities (e)	329.9	533.5	298.3	1,635.1	2,796.8
Total contractual obligations and commitments	$2,729.2	$5,070.0	$5,421.4	$31,363.5	$44,584.1

(a)	Excludes $(450.4) million of unamortized discounts included in long-term debt at December 31, 2007.

(b)
For purposes of projecting future interest payments related to Alltel’s variable rate long-term debt, the weighted average interest rate was assumed to be 8.13 percent. The weighted average interest rate was calculated assuming the interest rates for the senior secured term loan, the senior unsecured cash-pay debt, and the senior unsecured PIK debt were 7.19%, 10.0% and 10.375%, respectively.

(c)
Purchase obligations represent amounts payable under non-cancelable contracts and include commitments for wireless handset purchases, network facilities and transport services, agreements for software licensing and long-term marketing programs.

(d)
In connection with the leasing of 1,773 of the Company’s cell site towers to American Tower, Alltel is obligated to pay American Tower a monthly fee per tower for management and maintenance services for the duration of the fifteen-year lease agreement, which expires in phases during 2016 and 2017.

(e)	Other long-term liabilities primarily consist of deferred tax liabilities, income tax contingency reserves, minority interests and employee benefit obligations.

See Notes 6, 17 and 18 to the consolidated financial statements for additional information regarding certain of the obligations and commitments listed above.

Market Risk
Following the January 24, 2007 sale of its investment in marketable equity securities acquired from Western Wireless, Alltel does not hold any remaining material investments in marketable equity securities.  Accordingly, Alltel no longer has significant market risk exposure resulting from changes in marketable equity security prices.  Alltel continues to be exposed to market risk from changes in interest rates.  Alltel has estimated its market risk using sensitivity analysis.  Market risk is defined as the potential change in earnings resulting from a hypothetical adverse change in interest rates.  The results of the sensitivity analysis used to estimate market risk are presented below.  Actual results may differ from these estimates.

Interest Rate Risk
The Company’s earnings are affected by changes in variable interest rates related to Alltel’s variable rate long-term debt obligations and interest rate swap agreements.  Alltel’s cash and short-term investments are not subject to significant interest rate risk due to the short maturities of these instruments.  As of December 31, 2007, the carrying value of Alltel’s cash and cash equivalents approximated fair value.  The Company uses derivative instruments to manage its exposure to fluctuations in short-term interest rates and to obtain a targeted mixture of variable and fixed-interest-rate long-term debt.  The Company has established policies and procedures for risk assessment and the approval, reporting, and monitoring of interest rate swap activity.  Alltel does not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes.  Management periodically reviews Alltel’s exposure to interest rate fluctuations and implements strategies to manage the exposure.

As further illustrated in Note 6 to the consolidated financial statements, as of December 31, 2007, the Company had $20.665 billion of variable rate long-term debt consisting of borrowings of $13.965 billion under a senior secured term loan, $5.2 billion under a senior unsecured cash-pay term loan facility and $1.5 billion under a senior unsecured PIK term loan facility.  During the fourth quarter of 2007, the Company entered into four, pay fixed/receive variable, interest rate swap agreements on notional amounts totaling $5.75 billion of the senior secured term loan.  The maturities of the four interest rate swaps range from December 17, 2009 to December 17, 2012.

The weighted average fixed rate paid by Alltel on these swaps was 4.0 percent, and the variable rate received by Alltel was the three-month London-Interbank Offered Rate (“LIBOR”).  The weighted average variable rate received by the Company was 5.0 percent at December 31, 2007.  At the inception date, the four interest rate swaps were designated as cash flow hedges of the variability in the interest payments due to changes in the LIBOR interest rate (the benchmark interest rate) on the variable rate senior secured term loan.  The hedging relationships are expected to be highly effective in mitigating cash flow risks resulting from changes in interest rates.  Accordingly, the Company had exposure to floating interest rates on approximately $8.2 billion of the senior secured term loan and $6.7 billion in senior unsecured borrowings at December 31, 2007.  During December 2007, the Company also entered into two, pay variable/receive variable, interest rate basis swap agreements on notional amounts totaling $4.0 billion of the senior secured term loan, both maturing on December 17, 2008.  At December 31, 2007, the weighted average variable rate paid by Alltel on these swaps was the three-month LIBOR and was 4.9 percent, and the weighted average variable rate received by Alltel was the one-month LIBOR and was 5.0 percent.  These basis swaps do not qualify for hedge accounting and are marked-to-market each period.  A hypothetical increase of 100 basis points in variable interest rates would reduce annual pre-tax earnings by approximately $149.2 million.  Conversely, a hypothetical decrease of 100 basis points in variable interest rates would increase annual pre-tax earnings by approximately $149.2 million.

Comparatively, as of December 31, 2006, the Company had no variable rate debt outstanding and had entered into four, pay variable/receive fixed, interest rate swap agreements on notional amounts totaling $850.0 million.  At the inception date, the four interest rate swaps were designated as fair value hedges.  In conjunction with the Merger, Alltel terminated these interest rate swaps.  The maturities of the four interest rate swaps ranged from August 15, 2010 to November 1, 2013.  The weighted average fixed rate received by Alltel on these swaps was 5.5 percent, and the variable rate paid by Alltel is the three month LIBOR.  The weighted average variable rate paid by the Company was 5.4 percent at December 31, 2006.  A hypothetical increase of 100 basis points in variable interest rates would reduce annual pre-tax earnings by approximately $8.5 million.  Conversely, a hypothetical decrease of 100 basis points in variable interest rates would increase annual pre-tax earnings by approximately $8.5 million.

During the first quarter of 2008, the Company entered into three additional, pay fixed/receive variable, interest rate swap agreements on notional amounts totaling $3.75 billion of the senior secured term loan.  The maturities of the three interest rate swaps range from February 17, 2011 to February 17, 2013.  At the inception date, the three interest rate swaps were designated as cash flow hedges of the variability in the interest payments due to changes in the LIBOR interest rate (the benchmark interest rate) on the variable rate senior secured term loan.  Taking into consideration all of the cash flow hedges, Alltel has effectively converted $9.5 billion of its variable interest rate exposure to fixed interest rates.

Credit Environment
During 2007, the credit markets were volatile.  Alltel believes it has sufficient liquidity under its revolving credit agreement and from cash provided from operations to fund its operating requirements in 2008.  In a declining interest rate environment, as the Company’s short-term investments mature, reinvestment occurs at less favorable market rates, which could adversely affect Alltel’s interest income in the near term.  Conversely, Alltel’s interest expense related to its variable rate debt would be reduced in the near term in a declining interest rate environment.

Critical Accounting Policies
Alltel prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States.  Alltel’s significant accounting policies are discussed in detail in Note 1 to the consolidated financial statements.  Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities.  These critical accounting polices include the following:

Service revenues are recognized based upon minutes of use processed and contracted fees, net of any credits and adjustments.  Due to varying customer billing cycle cut-off times, Alltel must estimate service revenues earned but not yet billed at the end of each reporting period.  These estimates are based on historical minutes of use processed.  Changes in estimates for revenues are recognized in the period in which they are determinable, and such changes could occur and have a material effect on the Company’s consolidated operating results in the period of change.

In evaluating the collectibility of its trade receivables, Alltel assesses a number of factors including a specific customer’s ability to meet its financial obligations to the Company, as well as general factors, such as the length of time the receivables are past due and historical collection experience.  Based on these assessments, the Company records an allowance for doubtful accounts to reduce the related receivables to the amount the Company ultimately expects to collect from customers.  If circumstances related to specific customers change or economic conditions worsen such that the Company’s past collection experience is no longer relevant, Alltel’s estimate of the recoverability of its trade receivables could be further reduced from the levels provided for in the consolidated financial statements.  At December 31, 2007, the Company’s allowance for doubtful accounts was $32.6 million.  A 10 percent increase in this reserve would have increased the provision for doubtful accounts by $3.3 million for the year ended December 31, 2007.

SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the employee’s requisite service period.  In order to estimate the fair value of stock options on the date of grant, Alltel has chosen to use a Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including expected volatility and expected life.  As disclosed in Note 9 to the consolidated financial statements, the weighted average fair value of time-based stock options granted subsequent to the Merger under the Alltel Corporation 2007 Stock Option Plan (the “2007 time-based options”) was $2.84 per share, using the Black-Scholes option-pricing model and a weighted average expected life of 5.0 years and weighted average volatility of 23.5 percent.  The expected life assumption of 5.0 years was determined based on management’s view of the likelihood of a change-in-control event occurring in that time frame.  Increasing the weighted average expected life by 0.5 years (from 5.0 years to 5.5 years) would have increased the fair value of the 2007 time-based options to $3.02 per share and would have increased total compensation expense to be recognized over the vesting term of the options by $3.2 million.  Conversely, decreasing the weighted average expected life by 0.5 years (from 5.0 years to 4.5 years) would have decreased the fair value of the 2007 time-based options to $2.68 per share and would have decreased total compensation expense to be recognized over the vesting term of the options by $2.8 million.

The expected volatility assumption was based on a combination of Alltel’s historical common stock volatility for the periods when the Company was publicly traded and historical volatility of Alltel’s competitor peer group.  Historical volatility was calculated using the weighted average of historical daily price changes of both the Company’s common stock and common stocks of the peer group over the most recent period equal to the expected life of the stock option on the date of grant.  As a company no longer having public equity float following the completion of the Merger, Alltel believes that estimating expected volatility based on a combination of company-specific and peer group historical volatility data is more representative of future stock price trends than using Alltel’s historical volatility alone.  Increasing the weighted average volatility by 2.5 percent (from 23.5 percent to 26.0 percent) would have increased the fair value of the 2007 time-based options to $3.04 per share and would have increased total compensation expense to be recognized over the vesting term of the options by $3.5 million.  Conversely, decreasing the weighted average volatility by 2.5 percent (from 23.5 percent to 21.0 percent) would have decreased the fair value of the 2007 time-based options to $2.67 per share total compensation expense to be recognized over the vesting term of the options by $3.0 million.

The calculation of the annual costs of providing pension benefits are based on certain key actuarial assumptions as disclosed in Note 10 to the consolidated financial statements.  In developing the discount rate assumption, the Company’s expected pension benefit payments are discounted from their expected payment date to the measurement date using the appropriate spot rate obtained from the Citigroup Pension Discount Curve.  The expected return on plan assets for Alltel’s qualified pension plan reflects management’s view of the long-term returns available in the investment market based on historical averages and consultation with investment advisors.  See “Pension Plans” for the effects on the Company’s future benefit costs resulting from changes in these key assumptions.

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and finite-lived intangible assets.  Although Alltel believes it is unlikely that any significant changes to the useful lives of its tangible or finite-lived intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and the Company’s future consolidated operating results.  An extension of the average useful life of the Company’s property, plant and equipment of one year would decrease depreciation expense by approximately $142.2 million per year, while a reduction in the average useful life of one year would increase depreciation expense by approximately $211.3 million per year.  At December 31, 2007, Alltel’s unamortized finite-lived intangible assets totaled $3,560.1 million and consisted of customer list of $2,740.6 million, trademarks and tradenames of $787.5 million, non-compete agreement of $28.1 million and roaming agreement of $3.9 million.  All of these intangible assets were recognized in connection with the Merger.  The customer list intangible asset is amortized using the sum-of-the-years digits method over an eight-year estimated useful life.  The other intangible assets are amortized on a straight-line basis over their estimated useful lives, which are 8 years for trademarks and tradenames, 24 months for the non-compete agreement and 49 months for the roaming agreement.  Based on these amortization methods and estimated useful lives, annual amortization expense during the first year following consummation of the Merger would be approximately $740.0 million.  An extension of the average useful life of each of the Company’s finite-lived intangible assets of one year would decrease the amount of amortization expense recorded in the first year following the Merger by approximately $78.5 million, while a reduction in the average useful life of one year would increase the amount of amortization expense recorded by $106.8 million.

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, Alltel tests its goodwill and other indefinite-lived intangible assets for impairment at least annually, which requires the Company to determine the fair value of these intangible assets, as well as the fair value of its reporting units.  Following the wireline spin-off, Alltel’s operations consist of a single reporting unit, wireless communications services.  For purposes of testing goodwill, fair value of the reporting unit is determined utilizing a combination of the discounted cash flows and market values of comparable public companies.  The Company’s indefinite-lived intangible assets consist of its cellular and PCS licenses (the “wireless licenses”).  Fair value of the wireless licenses was determined based on the discounted cash flow analysis of the wireless business, incorporating cash flow assumptions regarding the investment in a network, costs to acquire customers and to develop distribution channels and other inputs necessary for making the business operational.  During 2007 and 2006, no write-downs in the carrying values of either goodwill or indefinite-lived intangible assets were required based on their calculated fair values.  In addition, reducing the calculated fair values of goodwill and the wireless licenses by 10 percent would not have resulted in an impairment of the carrying value of the related assets in either 2007 or 2006.  Changes in the key assumptions used in the discounted cash flow analysis due to changes in market conditions could adversely affect the calculated fair values of goodwill and other indefinite-lived intangible assets, materially affecting the carrying value of these assets and the Company’s future consolidated operating results.  In connection with the Merger, Alltel will change its measurement date for performing its annual impairment reviews of goodwill and wireless licenses from January 1st to October 1st of each year.

The Company’s estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are disclosed in Note 14 to the consolidated financial statements and reflect Alltel’s assessment of future tax consequences of transactions that have been reflected in the Company’s financial statements or tax returns for each taxing authority in which it operates.  Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal, state and foreign taxing authorities.  Included in the calculation of the Company’s annual income tax expense are the effects of changes, if any, to Alltel’s income tax contingency reserves.  Alltel maintains income tax contingency reserves for potential assessments from the IRS or other taxing authorities.  The reserves are determined in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”).  Changes to the tax contingency reserves could materially affect the Company’s future consolidated operating results in the period of change.

A number of years may elapse before a particular matter for which Alltel has established a reserve is audited and finally resolved.  The number of years for which the Company still has audits open varies depending upon the tax jurisdiction.  As previously discussed, during 2006 the IRS completed its examination of Alltel’s consolidated tax returns for the tax periods 1997 through 2003, and on February 7, 2008, the IRS completed its examination of Alltel’s consolidated federal income tax returns for the years 2004 and 2005.  While it is often difficult to predict the final outcome or timing of the resolution, Alltel believes that its reserves properly reflect the known income tax contingencies.  Favorable resolutions would be recognized as either a reduction of goodwill or income tax expense in the year of resolution.  Unfavorable resolutions would be recognized as a reduction to the tax reserves, a cash outlay for settlement and a possible increase to goodwill or Alltel’s annual tax provision in the year of resolution.

In accounting for business combinations, Alltel applies the accounting requirements of SFAS No. 141, “Business Combinations”, which requires the Company to record the net assets of acquired businesses at fair value.  In developing estimates of fair value of acquired assets and assumed liabilities, Alltel analyzes a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets, and market rate assumptions for contractual obligations.  Alltel engages third party valuation specialists to assist in the determination of fair value estimates.  Changes to the assumptions used to estimate fair value could materially affect the recorded amounts for acquired assets and assumed liabilities, including but not limited to, property, plant and equipment, cellular licenses, customer lists, goodwill, long-term debt, and deferred income taxes.  Significant changes to the recorded amounts could have a material impact on Alltel’s future operating results, including changes in depreciation and amortization expense resulting from higher or lower fair values assigned to property, plant and equipment and finite-lived intangible assets and changes in interest expense resulting from fair value adjustments to long-term debt and the corresponding amortization of the recorded premium or discount.

Recently Issued Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures related to fair value measurements that are included in a company’s financial statements.  SFAS No. 157 does not expand the use of fair value measurements in financial statements, but emphasizes that fair value is a market-based measurement and not an entity-specific measurement that should be based on an exchange transaction in which a company sells an asset or transfers a liability (exit price).  SFAS No. 157 also establishes a fair value hierarchy in which observable market data would be considered the highest level, while fair value measurements based on an entity’s own assumptions would be considered the lowest level.  For calendar year companies like Alltel, SFAS No. 157 was to be effective beginning January 1, 2008.  In February 2008, the FASB issued FASB Staff Position No. 157-2 which partially deferred for one year the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.  Upon the partial adoption of SFAS No. 157 in the first quarter of 2008, Alltel will be required to provide additional disclosures in the notes to its consolidated financial statements for certain recurring fair value measurements.  Alltel is continuing to evaluate the impact of SFAS No. 157 as it relates to certain nonrecurring fair value measurements, such as the Company’s annual impairment reviews of goodwill and FCC licenses.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”.  SFAS No. 159 permits entities to measure at fair value eligible financial assets and liabilities that are not currently required to be measured at fair value.  If the fair value option for an eligible item is elected, unrealized gains and losses for that item will be reported in current earnings at each subsequent reporting date.  SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparison between the different measurement attributes the entity elects for similar types of assets and liabilities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Company will not elect the fair value option available for those assets and liabilities which are eligible under SFAS No. 159, and accordingly, there will be no impact on Alltel’s financial position and results of operations attributable to SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which replaces SFAS No. 141.  SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, including any non-controlling interest in the acquiree, to be measured at fair value as of the acquisition date.  SFAS No. 141(R) clarifies the accounting for pre-acquisition gain and loss contingencies and acquisition-related restructuring costs, as well as the recognition of changes in the acquirer’s income tax valuation allowance and deferred taxes.  SFAS No. 141(R) also requires the expensing of all acquisition-related transaction costs in the period the costs are incurred.  SFAS 141(R) is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively as early adoption of SFAS No. 141(R) is not permitted.  Accordingly, Alltel will be required to apply the measurement and recognition provisions of SFAS No. 141(R) to any acquisition it completes on or after January 1, 2009.  Until such an acquisition occurs, Alltel cannot fully assess the effects that the adoption of SFAS No. 141(R) will have on its future consolidated results of operations, cash flows or financial position.

In December 2007, the FASB also issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”.  SFAS No. 160 establishes accounting and reporting standards that will require noncontrolling interests to be reported as a component of equity, changes in a parent’s ownership interest while the parent retains its controlling interest to be accounted for as equity transactions, and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary to be initially measured at fair value.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and is to be applied prospectively, except for the presentation and disclosure requirements which should be retrospectively applied.  Early adoption of SFAS No. 160 is also prohibited.  Accordingly, Alltel will be required to adopt SFAS No. 160 as of January 1, 2009.  Management does not believe that the adoption of SFAS No. 160 will have a material effect on Alltel’s consolidated results of operations, cash flows or financial position.

Legal Proceedings
Alltel is involved in certain legal matters that are discussed in Note 17 to the consolidated financial statements.  In addition to those matters, Alltel is also a party to various legal proceedings arising from the ordinary course of business.  Although the ultimate resolution of these various proceedings cannot be determined at this time, management of Alltel does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future consolidated results of operations or financial condition of the Company.  In addition, management of Alltel is currently not aware of any environmental matters that, individually or in the aggregate, would have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations includes, and future filings by the Company on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by Alltel and its management may include, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements.  These forward-looking statements are based on estimates, projections, beliefs and assumptions and are not guarantees of future events and results.  Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, and “should”, and variations of these words and similar expressions, are intended to identify these forward-looking statements.  Examples of such forward-looking statements include statements regarding Alltel’s future forecasts of capital requirements for 2008, and future contractual obligation and commitment payments.  Alltel disclaims any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information, or otherwise.

Actual future events and results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors.  Representative examples of these factors include (without limitation) adverse changes in economic conditions in the markets served by Alltel; the extent, timing, and overall effects of competition in the communications business; material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers; failure of our suppliers, contractors and third-party retailers to provide the agreed upon services; changes in communications technology; the effects of a high rate of customer churn; the risks associated with the integration of acquired businesses or any potential future acquired businesses; adverse changes in the terms and conditions of the wireless roaming agreements of Alltel; our ability to bid successfully for 700 MHz licenses; potential increased costs due to perceived health risks from radio frequency emissions; the effects of declines in operating performance, including impairment of certain assets; risks relating to the renewal and potential revocation of our wireless licenses; potential higher than anticipated inter-carrier costs; potential increased credit risk from first-time wireless customers; the potential for adverse changes in the ratings given to Alltel’s debt securities by nationally accredited ratings organizations; risks relating to our substantially increased indebtedness following the Merger and related transactions, including a potential inability to generate sufficient cash to service our debt obligations, and potential restrictions on the Company’s operations contained in its debt agreements; potential conflicts of interest and other risks relating to the Sponsors having control of the Company; loss of the Company’s key management and other personnel or inability to attract such management and other personnel; the effects of litigation, including relating to telecommunications technology patents and other intellectual property; the effects of federal and state legislation, rules, and regulations governing the communications industry; potential challenges to regulatory authorizations and approvals related to the Merger; and potential unforeseen failure of the Company’s technical infrastructure and systems.

In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes.